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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              -------------------

                        AMERICAN MAIZE-PRODUCTS COMPANY
                           (NAME OF SUBJECT COMPANY)

                              -------------------

                        AMERICAN MAIZE-PRODUCTS COMPANY
                      (NAME OF PERSON(S) FILING STATEMENT)

                              -------------------

                CLASS A COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 20 9
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                CLASS B COMMON STOCK, PAR VALUE $0.80 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  027339 30 8
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              -------------------

                            ROBERT M. STEPHAN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                          STAMFORD, CONNECTICUT 06902
                                 (203) 356-9000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
                                WITH A COPY TO:
                             MORTON A. PIERCE, ESQ.
                                DEWEY BALLANTINE
                          1301 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6092
                                 (212) 259-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is American Maize-Products Company, a Maine corporation (the "Company"). The address of the principal executive offices of the Company is 250 Harbor Drive, Stamford, Connecticut 06902. This statement relates to the Company's Class A Common Stock, par value $0.80 per share (the "Class A Common Stock"), and the Company's Class B Common Stock, par value $0.80 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer made by Cerestar USA, Inc. ("Merger Sub"), a Delaware corporation and an indirect wholly-owned subsidiary of Eridania Beghin-Say, S.A., a corporation organized under the laws of France ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated February 28, 1995, to purchase all outstanding Shares at $40.00 per Share, net to the seller in cash (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 28, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer Documents").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 22, 1995, among the Company, Purchaser and Merger Sub (the "Merger Agreement"), which provides for the making of the Offer by Merger Sub, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Merger Sub with and into the Company (the "Merger").

     The Schedule 14D-1 states that the principal executive offices of Purchaser are located at 54 avenue Hoche, 75008 Paris, France and the principal executive offices of Merger Sub are located at 1300 Fort Wayne National Bank Building, Fort Wayne, Indiana 46802.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex A hereto, which description is incorporated herein by reference in its entirety.

     Certain other contracts, agreements and understandings between the Company and its directors, executive officers and affiliates and between the Company, Purchaser and Merger Sub are set forth below:

     (i) MERGER AGREEMENT. On February 22, 1995, the Company, Purchaser and Merger Sub entered into the Merger Agreement. The following discussion of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed as Exhibit (l) hereto and is incorporated herein by reference. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement.

     The Offer. The Merger Agreement provides that Merger Sub will commence the Offer and, subject to the terms of the Offer, Purchaser shall accept for payment and pay for Shares which have been validly tendered pursuant to the Offer at a price of $40.00 per Share, net to the seller in cash (the "Merger Consideration"), promptly after expiration of the Offer. Purchaser may not, without the prior written consent of the Company, (a) decrease the Merger Consideration, (b) decrease the number of Shares to be purchased in the Offer,
(c) change the form of consideration payable in the Offer, (d) add to or change the conditions of the Offer, (e) change or waive the Minimum Condition (as defined below) or (f) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

     If all of the conditions to the Offer are satisfied as of the scheduled expiration date thereof, the Offer may not be extended without the prior written consent of the Company. If as of the scheduled expiration date of the Offer the conditions to the Offer have not been satisfied but are capable, using reasonable efforts, of being satisfied within 90 days of the commencement of the Offer or waived by Purchaser or Merger Sub, Purchaser shall extend the Offer until the earliest of (i) the purchase of Shares pursuant to the Offer, (ii) 90 days from the commencement of the Offer and (iii) the termination of the Merger Agreement.

     Conditions to the Offer. The Merger Agreement provides that Merger Sub will not be obligated to accept for payment any Shares tendered until the expiration of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and Merger Sub shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of or payment for, any Shares tendered, or may, in its sole discretion, subject to the terms and conditions of the Merger Agreement, terminate or amend the Offer as to any Shares not then paid for, if
(A) there have not been validly tendered prior to the expiration of the Offer and not withdrawn, (i) a number of shares of Class A Common Stock which, together with the number of shares of Class A Common Stock then beneficially owned by Purchaser and its affiliates, constitute at least a majority of the outstanding shares of Class A Common Stock on a fully-diluted basis and (ii) a number of shares of Class B Common Stock which, together with the number of shares of Class B Common Stock which Purchaser or its affiliates have purchased or are then obligated to purchase under the Stock Purchase Agreement (all conditions to the obligations of the parties under the Stock Purchase Agreement (other than the completion of the Offer) having been satisfied) and the number of shares of Class B Common Stock then beneficially owned by Purchaser and its affiliates, constitute at least a majority of the outstanding shares of Class B Common Stock on a fully-diluted basis (the "Minimum Condition") or (B) at any time on or after February 22, 1995, and at or prior to the time of payment for any such Shares, (whether or not any Shares have heretofore been accepted for payment pursuant to the Offer) any of the following events shall have occurred and be continuing:

          (a) there shall have occurred (i) any general suspension of, or limitation on times or prices for, trading in securities on any United States national securities exchange or over-the-counter market, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or France, (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States having a material adverse effect on the functioning of the financial markets in the United States (iv) any limitation (whether or not mandatory) by any governmental or regulatory authority, agency, commission or other entity, domestic or foreign ("Governmental Entity"), on, or any other event having a material adverse effect on, the extension of credit by banks or other lending institutions in the United States or France, (v) any suspension of, or material limitation (whether or not mandatory) on, the currency exchange markets or the imposition of, or material changes in, any currency or exchange control laws in the United States or France, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

          (b) the Company shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or the Stock Purchase Agreement or any representation or warranty of the Company set forth in the Merger Agreement or the Stock Purchase Agreement shall have been untrue or incorrect when made or thereafter shall become untrue or incorrect, except where such breach, failure to perform or lack of truthfulness or correctness has been caused by or results from a breach by Purchaser or Merger Sub of any of their obligations under the Merger Agreement or the Stock Purchase Agreement; or

          (c) there shall have been instituted or be pending any action, litigation or proceeding before any court or governmental, regulatory or administrative agency, authority or commission, domestic or foreign, which
     (i) challenges the acquisition by Purchaser or Merger Sub of the Shares, or seeks to restrain, materially delay or prohibit the Offer, the Merger, the Stock Purchase Agreement or other subsequent business combination or seeks material damages in connection therewith; (ii) seeks to prohibit or materially limit the ownership or operation by Purchaser, Merger Sub or their affiliates and subsidiaries of any material portion of the business or assets of the Company (including the business or assets of their respective affiliates and subsidiaries), taken as a whole, or of Purchaser or Merger Sub (including the business or assets of their respective affiliates and subsidiaries) taken as a whole, in each case as a result of the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement;

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     (iii) seeks to impose material limitations on the ability of Purchaser or
     Merger Sub (including the business or assets of their respective affiliates and subsidiaries) to hold or to exercise full rights of ownership of the Shares, including without limitation the right to vote any Shares purchased by them on an equal basis on all matters properly presented to the holders of such class of Shares; or

          (d) there shall have been any action taken, or any statute, rule, regulation, order or injunction sought, proposed, enacted, promulgated, entered, enforced or deemed applicable to the Offer, the Merger or the Stock Purchase Agreement (other than the application of the waiting period provisions of the HSR Act), which would result in any of the consequences referred to in clauses (i) through (iii) of paragraph (c) above; or

          (e) it shall have been publicly disclosed or Purchaser shall have learned that any person, entity or "group" (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, the "Exchange Act") shall have become the beneficial owner (as defined in Section 13(d) of the Exchange Act and the rules promulgated thereunder) of more than 25% of any class or series of capital stock of the Company (including any class of the Shares), (other than acquisitions by persons or groups who have publicly disclosed such ownership on or prior to February 22, 1995 in a Schedule 13D or 13G (or amendments thereto on file with the SEC); or

          (f) the Board of Directors of the Company shall have amended modified or withdrawn its recommendation of the Offer or the Merger, or shall have failed to publicly reconfirm such recommendation upon request by Purchaser or Merger Sub or shall have endorsed, approved or recommended any other Acquisition Proposal (as defined below), or shall have resolved to do any of the foregoing; or

          (g) the Company and Purchaser or Merger Sub shall have reached an agreement or understanding that the Offer be terminated or amended, or that payment for the Shares be delayed; or

          (h) the Dow Jones Industrial Average (as reported by The Wall Street Journal) shall have lost 20% or more of the value it had at the date of the Merger Agreement; or

          (i) any other Regulatory Filings (as defined in Section 6.1(d) of the Merger Agreement) and consents applicable to the Offer or the Stock Purchase Agreement shall not have been obtained on terms and conditions reasonably satisfactory to Purchaser or Merger Sub, or if Purchaser shall have received notice under the Exon-Florio Amendment (as defined in Section 6.1(d) of the Merger Agreement) that the Committee on Foreign Investment in the United States has determined to investigate the Offer or any related transaction;

which, in any such case, and regardless of the circumstances (including any action or inaction by Purchaser or Merger Sub other than a breach by Purchaser or Merger Sub of the Merger Agreement or the Stock Purchase Agreement) giving rise to any such conditions, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of or payment for Shares.

     The Board. The Merger Agreement provides that, upon request of Purchaser, the Company shall, subject to compliance with applicable law and promptly following the purchase by Merger Sub of more than 50 percent of the outstanding shares of Class A Common Stock and more than 50 percent of the outstanding shares of Class B Common Stock pursuant to the Offer, the Stock Purchase Agreement or otherwise, take all actions necessary to cause persons designated by Purchaser to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents (i) the product of (w) the total number of directors on the Board of Directors the shares of Class A Common Stock are entitled to elect multiplied by (x) the percentage that the number of shares of Class A Common Stock so accepted for payment plus any shares of Class A Common Stock beneficially owned by Purchaser or its affiliates on the date of the Merger Agreement bears to the number of shares of Class A Common Stock outstanding at the time of such acceptance for payment plus (ii) the product of (y) the total number of directors on the Board of Directors the shares of Class B Common Stock are entitled to elect multiplied by (z) the percentage that the number of shares of Class B Common Stock so accepted for payment plus any shares of Class B Common Stock beneficially owned by Purchaser or its affiliates on the date of the Merger Agreement bears to the number of shares of Class B Common Stock outstanding at the

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time of such acceptance for payment. In furtherance thereof, the Company shall increase the size of the Company's Board of Directors, or use its best efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser's designees to be elected to the Company's Board of Directors; provided, however, that prior to the Effective Time (as defined in Section 2.3 of the Merger Agreement), the Company's Board of Directors shall always have at least two members who are neither officers of Purchaser or the Company (or any of their respective affiliates) nor designees of Purchaser (or any of its affiliates), nor shareholders or affiliates of Purchaser, nor beneficial owners of 5% or more of any class of capital stock of the Company (or any of their respective affiliates) ("Insiders"). At such time, the Company, if so requested, will use its best efforts to cause persons designated by Purchaser to constitute the same percentage of each committee of such board, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons).

     For purposes of provisions of the Merger Agreement relating to termination of the Merger, modification or amendment of the Merger Agreement, or waiver of conditions to the Company's obligations to consummate the Merger, no action taken by the Board of Directors of the Company prior to the Merger shall be effective unless such action is approved by the affirmative vote of at least a majority of the directors of the Company who are not Insiders.

     The Company's obligations to appoint designees to the Board of Directors will be subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. In this regard, the Company has prepared and is filing with the Securities and Exchange Commission (the "SEC") in connection herewith an Information Statement, a copy of which is attached as Annex A to this Schedule 14D-9 and which is incorporated herein by reference.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions contained therein, at the Effective Time Merger Sub will be merged with and into the Company and the separate corporate existence of Merger Sub will thereupon cease. The Company will be the surviving corporation in the Merger (the "Surviving Corporation") and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except that the Certificate of Incorporation of Merger Sub in effect at the Effective Time will be the Certificate of Incorporation of the Surviving Corporation and the By-Laws of Merger Sub in effect at the Effective Time shall be the By-Laws of the Surviving Corporation. The directors of Merger Sub and the officers of the Company at the Effective Time will, from and after the Effective Time, be the directors and officers, respectively, of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and By-Laws.

     As provided in the Merger Agreement, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Merger Sub or any other subsidiary or affiliate of Purchaser, and other than Dissenting Shares, as hereinafter defined) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to the Merger Consideration or such greater amount which may be paid pursuant to the Offer. Any Shares held by shareholders exercising appraisal rights pursuant to Section 909 of the Maine Business Corporation Act (the "MBCA") ("Dissenting Shares") shall, by virtue of the Merger, be converted into the right to receive payment from the Surviving Corporation of the "fair value" of such Shares as determined in accordance with Section 909 of the MBCA. At the Effective Time, each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Merger Sub or the holders of such shares, be converted into one share of common stock of the Surviving Corporation.

     The Merger Agreement provides that immediately prior to the Effective Time, each option or right to acquire Shares or stock appreciation rights with respect to the Shares ("SARs"), shall, without any action on the part of the holder thereof, and whether or not then exercisable, be converted into the right to receive an amount (subject to withholding tax) in cash, if any, equal to the product of (x) the Merger Consideration minus the current option, acquisition or base price per share of such option or right and (y) the number of Shares subject to such option or right, payable to the holder thereof without interest thereon, at the Effective

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Time of the Merger and such option or right will be cancelled and retired and shall cease to exist. If and to the extent required by the terms of the plans governing such options or rights or pursuant to the terms of any option or right granted thereunder, the Company shall use all reasonable efforts to obtain the consent of each holder of outstanding stock options or rights to the foregoing treatment of such stock options or rights and to take any other action reasonably necessary to effectuate the foregoing provisions. The Company shall take all reasonably necessary action to provide that the Stock Plans (as defined in Section 6.1(b) of the Merger Agreement) shall be terminated as of the Effective Time.

     The Merger Agreement provides that following the consummation of the Offer, the Company will take, consistent with applicable law and its Articles of Incorporation and By-Laws, all action necessary to duly call, give notice of, convene and hold a meeting of holders of Shares as promptly as practicable to consider and vote upon the approval of the Merger Agreement and the Merger. The Company has agreed, subject to fiduciary requirements of applicable law, that the Board of Directors of the Company will recommend such approval and the Company will take all lawful action to solicit such approval. Purchaser has agreed that at any such meeting of the Company all of the Shares then owned by the Purchaser Companies (as defined in Section 5.1(a) of the Merger Agreement) will be voted in favor of the Merger Agreement. At the election of Purchaser, if Purchaser or Merger Sub owns after the expiration of the Offer at least 90% of the outstanding Shares of each class of the Company's stock, Purchaser, Merger Sub and the Company have agreed to effect the Merger without shareholder action in accordance with Section 904 of the MBCA.

     Conditions to the Merger. Under the Merger Agreement, the respective obligations of Purchaser, Merger Sub and the Company, to consummate the Merger are subject to the fulfillment or waiver, where permissible, of the following conditions: (a) the requisite approval, if any, of the shareholders of the Company; (b) Merger Sub (or one of the Purchaser Companies) having purchased enough Shares pursuant to the Offer and the Stock Purchase Agreement sufficient to satisfy the Minimum Condition; provided, however, that this condition will be deemed satisfied with respect to Purchaser and Merger Sub if the Purchaser Companies shall have failed to purchase Shares pursuant to the Offer or the Stock Purchase Agreement in violation of the terms thereof; (c) the expiration or termination of all waiting periods under the HSR Act applicable to the Merger; and (d) the compliance in all material respects by the other party with all agreements and obligations of such party under the Merger Agreement or the Stock Purchase Agreement prior to the Effective Time. The obligations of Purchaser and Merger Sub to consummate the Merger are further conditioned on no statute, rule, regulation, judgment, decree, injunction or other order having been enacted, issued, promulgated, enforced or entered by any court or governmental entity which prohibits or materially restricts the consummation of the transactions contemplated by the Merger Agreement or the Stock Purchase Agreement, or materially restricts the business operations of Purchaser, Merger Sub or the Company as a result of such transactions. The obligations of the Company to consummate the Merger are further conditioned on no statute, rule, regulation, judgment, decree or other order having been enacted, issued, promulgated, enforced or entered by any court or governmental entity which prohibits consummation of the Merger Agreement or the Stock Purchase Agreement in accordance with the terms thereof.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the parties. Representations and warranties of Purchaser and Merger Sub include, without limitation, certain matters relating to their organization and qualification to do business, their authority to enter into the Merger Agreement and the Stock Purchase Agreement and to consummate the transactions contemplated thereby, their filings with the SEC in connection with the Offer, consents and approvals required for the execution and delivery of the Merger Agreement and the Stock Purchase Agreement and the consummation of the transactions contemplated thereby and the availability of funds sufficient to consummate the Offer, the Merger and the transactions contemplated by the Stock Purchase Agreement on the terms contemplated thereby.

     Representations and warranties of the Company include, without limitation, certain matters relating to its organization and qualification to do business, capitalization, authority to enter into the Merger Agreement and the Stock Purchase Agreement and to consummate the transactions contemplated thereby, consents and approvals required for the execution and delivery of the Merger Agreement and the Stock Purchase Agreement and the consummation of the transactions contemplated thereby, filings with the SEC, the

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absence of certain changes since December 31, 1993, litigation and liabilities, employee benefit matters, taxes, compliance with law, intellectual property, labor, insurance and environmental matters.

     Interim Operations of the Company. Pursuant to the Merger Agreement, the Company has agreed that, prior to the date on which a majority of the Company's directors are Purchaser Insiders (unless Purchaser otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement or the Stock Purchase Agreement): (a) the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and, to the extent consistent therewith, each of the Company and its subsidiaries shall use all reasonable efforts to preserve its business organization and goodwill intact, keep available the services of its officers and employees as a group and maintain its existing relations with customers, suppliers, distributors, employees and others having business relationships with it, in each case in all material respects;
(b) the Company and its subsidiaries will not (i) sell or pledge or agree to sell or pledge any stock owned by it in any of its subsidiaries, (ii) adopt or propose any amendment or change of their respective Articles or By-Laws, (iii) split, combine or reclassify the outstanding Shares, or (iv) declare, set aside or pay any dividend payable in cash, stock or property with respect to the Shares, except for regular quarterly cash dividends not in excess of $0.17 per Share; (c) except as provided for in the disclosure schedules to the Merger Agreement, neither the Company nor any of its subsidiaries will (i) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of its capital stock of any class of the Company or its subsidiaries or any other property or assets other than, in the case of the Company, shares of Class B Common Stock issuable pursuant to the terms of the Stock Purchase Agreement and shares of Class A Common Stock issuable pursuant to options outstanding on the date of the Merger Agreement under the Stock Plans, (ii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of or encumber any material assets or incur or modify any indebtedness or other liability or issue any debt securities or securities convertible into or exchangeable for debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person, in each case other than in the ordinary and usual course of business and in a manner consistent with past practice, (iii) acquire directly or indirectly by redemption or otherwise any shares of the capital stock of the Company, (iv) authorize or make capital expenditures in excess of $1,000,000 individually, (v) make any acquisition of assets (other than in the ordinary course of business) or investment in the stock of any other person or entity, or
(vi) merge or consolidate with any other person; (d) except as provided for in the disclosure schedules to the Merger Agreement, other than in the ordinary and usual course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, neither the Company nor any of its subsidiaries will increase the compensation payable or to become payable to its executive officers or employees, enter into any contract or other binding commitment in respect of any such increase or grant any severance or termination pay (other than pursuant to a Plan (as defined in Section 6.1(h) of the Merger Agreement) or policy existing as of the date of the Merger Agreement) to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or such subsidiaries, and neither the Company nor any of its subsidiaries will establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Plan existing as of the date of the Merger Agreement; (e) neither the Company nor any of its subsidiaries will settle or compromise any material claims or litigation or, except in the ordinary and usual course of business, modify, amend or terminate any of its material Contracts (as defined in Section 6.1(d)(ii) of the Merger Agreement) or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability of the Company or any subsidiary before the same becomes due and payable in accordance with its terms; (f) neither the Company nor any of its subsidiaries will take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures) and except as may be required by the SEC or the Financial Accounting Standards Board; (g) neither the Company nor any of its subsidiaries will make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Purchaser, except in the ordinary and usual course of

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

business; and (h) neither the Company nor any of its subsidiaries will authorize or enter into an agreement to do any of the foregoing.

     Employment Contracts and Employee Benefits. The Merger Agreement provides that, from and after the Effective Time, Purchaser and the Surviving Corporation will honor in accordance with their terms all existing individual employment, severance, early retirement, deferred compensation, consulting and salary continuation agreements listed and specifically denoted on the disclosure schedules to the Merger Agreement between the Company and any of its subsidiaries and any current or former officer, director, employee or consultant of the Company or any of its subsidiaries. The Merger Agreement further provides that, from the Effective Time through December 31, 1996, Purchaser will cause the Surviving Corporation and its successors to provide the employees of the Company and its subsidiaries with employee benefit plans and programs (other than the Stock Plans) which in the aggregate are no less favorable in all material respects than those provided to such employees on the date of the Merger Agreement; provided, however, that the Surviving Corporation will not be required to maintain any specific benefit plans or programs.

     Purchaser has agreed to cause the Surviving Corporation to pay each person employed at the Company's corporate headquarters in Stamford, Connecticut at the consummation of the Offer whose employment is terminated by the Surviving Corporation within one year following such consummation (other than termination for cause) a lump-sum severance payment upon such termination equal to the product of (x) one month of such employee's base salary at the time of termination and (y) the number of full years of service such employee has accumulated with the Company and the Surviving Corporation, up to a maximum of 12 years of service credit; provided that such severance provision shall not apply to any employee who is eligible to receive a severance payment upon termination by virtue of such employee's employment contract with the Company and shall be reduced by any other severance payment due to the employee. The Company has agreed that, prior to the Effective Time, the Company will amend its Capital Accumulation Plan to provide that it shall not be permitted to invest in Class A Common Stock or Class B Common Stock as of the Effective Time.

     Acquisition Proposals. The Company has agreed that neither the Company nor any of its subsidiaries will, and the Company will direct and use all reasonable efforts to cause the respective officers and directors of the Company or its subsidiaries and the employees, agents and representatives of the Company and its subsidiaries (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of (a) all or any significant portion of the assets of the Company or any of its significant subsidiaries (American Maize-Products Decatur Inc., American Maize-Products Dimmit Inc. or Swisher International, Inc.), (b) 25% or more of the outstanding shares of the Class A Common Stock and/or the Class B Common Stock of the Company or (c) a majority of the outstanding shares of the capital stock of the Company's significant subsidiaries (any such proposal or offer, an "Acquisition Proposal") or, except to the extent legally required for the discharge by the Company's Board of Directors of its fiduciary duties as advised by outside counsel to the Company, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal or enter into any agreement or understanding with any other person or entity with the intent to effect any Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. The Company will use all reasonable efforts to take all necessary steps to inform the respective officers and directors of the Company or its subsidiaries and the employees, agents and representatives of the Company and its subsidiaries of its obligations pursuant to the Merger Agreement. The Company will promptly notify Purchaser if any such inquiries or proposals are received by, any such information is requested from or any such negotiations or discussions are sought to be initiated or continued with the Company, will promptly inform Purchaser of all terms and conditions thereof and will promptly furnish Purchaser with copies of any such written inquiries or proposals. The Company also will promptly request each person which has prior to the execution of the Merger Agreement executed a confidentiality agreement in connection with its consideration of acquiring the Company to return all confidential information heretofore furnished to such person by or on behalf of the Company. The foregoing does not prohibit the Company or its Board of Directors from taking and disclosing to the Company's shareholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act or from making such disclosure to the Company's shareholders which, as advised by outside counsel to the Company, is required under applicable law.

     Indemnification and Insurance. Pursuant to the Merger Agreement, Purchaser has agreed that, from and after the Effective Time, it will indemnify and hold harmless each present and former director or officer of the Company (in each case solely in such person's capacity as a director or officer of the Company, as the case may be), determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable law and required under its By-Laws or pursuant to other agreements, each as in effect on the date of the Merger Agreement, to indemnify such person (and Purchaser shall also advance expenses as incurred to the fullest extent permitted under applicable law and required under its By-Laws, provided that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification); provided that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Maine law, the Company's Articles of Incorporation and By-Laws shall be made by independent counsel selected by the Surviving Corporation.

     Purchaser has agreed to maintain or cause the Surviving Corporation to maintain the Company's existing officers' and directors' liability insurance policies or replacement policies covering the same persons and containing terms which are, in the aggregate, no less advantageous to such persons than such existing policies ("D&O Insurance") for a period of six years after the Effective Time; provided, however, that in no event will Purchaser or the Surviving Corporation be required to make annual premium payments to obtain such Insurance Coverage in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Cap"). Purchaser has agreed further that if the D&O Insurance cannot be obtained for an amount less than or equal to the Cap during such six year period, Purchaser will use its best efforts to obtain, or cause the Surviving Corporation to obtain, as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess (on an annualized basis) of the Cap.

     Termination. The Merger Agreement provides that it may be terminated and the Merger may be abandoned: (i) by the mutual consent of Purchaser and the Company, by action of their respective Boards of Directors at any time prior to the Effective Time, before or after the approval by holders of Shares; (ii) by action of the Board of Directors of either Purchaser or the Company if (a) Merger Sub, or any Purchaser Company, shall have terminated the Offer, in accordance with the terms of the Offer as set forth in the Merger Agreement without purchasing any Shares pursuant thereto; provided, in the case of termination of the Merger Agreement by Purchaser, such termination of the Offer is not in violation of the terms of the Offer, (b) the Merger shall not have been consummated by November 30, 1995 whether or not such date is before or after the approval by holders of Shares (provided such right of termination shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause or resulted in the failure of the Merger not to have been consummated by such date), (c) any court of competent jurisdiction has issued an injunction permanently restraining, enjoining or otherwise prohibiting the consummation of the Offer or the Merger, which injunction has become final and nonappealable or (d) the approval of shareholders required by the Merger Agreement shall not have been obtained at a meeting duly convened therefor; (iii) by action of the Board of Directors of Purchaser, at any time prior to the purchase of Shares pursuant to the Offer, if
(a) the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to Purchaser or Merger Sub its approval or recommendation of the Offer, the Merger Agreement or the Merger or (b) the Board of Directors of the Company, upon request by Purchaser, shall fail to reaffirm such approval or recommendation, or shall have resolved to do any of the foregoing referred to in clause (a) or (b) of this clause (iii); (iv) by action of the Board of Directors of the Company, at any time prior to the purchase of Shares pursuant to the Offer, if (a) Purchaser or Merger Sub (or another Purchaser Company) shall have failed to commence the Offer within the time required by the Merger Agreement, (b) any of the representations and warranties of Purchaser or Merger Sub contained in the Merger Agreement or the Stock Purchase Agreement were untrue or incorrect in any material respect when made or have since become, and at the time of termination remain, untrue or incorrect in any material respect, (c) Purchaser or Merger Sub shall have breached or failed to perform in any material respect any of its obligations, covenants or agreements under the Merger Agreement or the Stock Purchase Agreement or any representation or warranty of Purchaser or Merger Sub set forth in the Merger Agreement or the Stock Purchase Agreement shall have been untrue or incorrect when made or thereafter shall become untrue or incorrect, except where such breach, failure to perform or lack of truthfulness or correctness has been caused by or results from a breach by the Company of any of its obligations under the Merger Agreement or the Stock Purchase Agreement or
(d) the Company receives an offer with respect to an Acquisition Proposal and the Board of Directors of the Company, in the exercise of its fiduciary duties as advised by outside counsel to the Company, determines to recommend such Acquisition Proposal to the Company's shareholders; provided that the Company
(x) shall notify Purchaser and Merger Sub promptly of receipt of such Acquisition Proposal and (y) shall notify Purchaser and Merger Sub promptly of its intention to recommend such Acquisition Proposal to the Company's shareholders, but in no event shall the notice referred to in clause (y) be given less than 24 hours prior to the earlier of the public announcement of such recommendation or the Company's termination of the Merger Agreement.

     Termination Fee. The Merger Agreement provides that if (i) the Offer shall have remained open for the period required pursuant to the terms of the Merger Agreement, (ii) the Minimum Condition shall not have been satisfied and the Offer is terminated without the purchase of any Shares thereunder, (iii) the Company receives an Acquisition Proposal (other than from one of the Purchaser Companies) after the date of the Merger Agreement and prior to the termination thereof and (iv) after the date of the Merger Agreement, but within one year of the date of the Merger Agreement, any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) other than Purchaser or Merger Sub or any of their respective subsidiaries or affiliates shall have become the beneficial owner of more than 50% of the outstanding shares of each of the Class A Common Stock and the Class B Common Stock, then the Company, if requested by Purchaser, shall promptly, but in no event later than two days after the date of such request, pay Purchaser a fee of 2.5% of the total dollar value of the Offer, calculated as the product of (x) the number of Shares outstanding as of the date of the Merger Agreement and (y) the Merger Consideration, which amount shall be payable in immediately available funds. Such fee will not be payable by the Company if the Merger Agreement is terminated by the Company due to a breach by Purchaser or Merger Sub of its obligations under the Merger Agreement or the Stock Purchase Agreement. The Company has agreed that if the Company fails to pay promptly the amount due pursuant to the termination fee provisions, and, in order to obtain such payment, Purchaser or Merger Sub commences a suit which results in a judgment against the Company for the fee pursuant to the termination fee provisions, the Company shall pay to Purchaser or Merger Sub its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee.

     Amendment and Waiver. Subject to the applicable provisions of the MBCA, at any time prior to the Effective Time, Purchaser, Merger Sub and the Company may modify or amend the Merger Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties. The conditions to the obligations of Purchaser, Merger Sub and the Company may be waived by each such party in whole or in part to the extent permitted by applicable law.

     Expenses. Whether or not the Merger is consummated, all expenses incident to preparing for, entering into and carrying out the Merger Agreement, the consummation of the Merger and the transactions contemplated by the Stock Purchase Agreement shall be paid by the party incurring such expenses.

     (ii) STOCK PURCHASE AGREEMENT. Concurrently with the execution of the Merger Agreement, Purchaser, Merger Sub and the Company entered into the Stock Purchase Agreement. The following summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Stock Purchase Agreement, a copy of which is filed as Exhibit
(2) hereto and is incorporated herein by reference.

     The Stock Purchase. Subject to the terms and conditions of the Stock Purchase Agreement, the Company will sell to Merger Sub and Merger Sub will purchase from the Company (the "Stock Purchase"), at a price per share equal to the Merger Consideration, all shares of Class B Common Stock which are authorized but unissued or held in treasury (an aggregate of 757,943 shares) and which remain available for purchase following the exercise by the holders of Class B Common Stock of preemptive rights in connection therewith (the "Available Shares"). The Stock Purchase is expected to be consummated on the date on which all of the conditions thereto are fulfilled or waived.

     The Rights Offering. The Articles of Incorporation of the Company provide that the holders of Class B Common Stock have preemptive rights in connection with the issuance of additional shares of Class B Common Stock, including the Stock Purchase. Therefore, on February 28, 1995 the Company filed with the SEC a Registration Statement on Form S-3 (the "Registration Statement") with respect to an offering to its Class B shareholders of up to 757,943 shares of Class B Common Stock pursuant to such holders' preemptive rights (the "Rights Offering"). Pursuant to the Rights Offering, holders of record of the Class B Common Stock on March 3, 1995 (the "Record Date") will receive nontransferable rights (the "Rights") to purchase up to an aggregate of 757,943 shares of Class B Common Stock at a cash purchase price of $40.00 per share. Each holder will receive .435 Rights for each share of Class B Common Stock held on the Record Date. Each Right entitles the holder to purchase one share of Class B Common Stock. The number of Rights to be issued for each share of Class B Common Stock was determined by dividing the number of shares of Class B Common Stock offered (757,943 shares) by the number of shares of Class B Common Stock that will be outstanding on the Record Date (1,742,057 shares).

     The Company has agreed in the Stock Purchase Agreement to mail, not later than March 10, 1995 (the "Notice Date"), notice of the Company's intent to conduct the Rights Offering. The Company has further agreed to mail, not later than five business days after the Registration Statement is declared effective by the Commission (the "Exercise Date"), a subscription right certificate specifying the number of Shares for which the Rights issued to each Record Date holder are exercisable along with a copy of the prospectus and other offering materials related to the Rights Offering. The Rights Offering materials mailed to Record Date holders will provide that the period during which Record Date holders may exercise Rights shall expire on the later of (x) 30 days after the Notice Date and (y) 5 days after the Exercise Date (the "Termination Date"). Prior to 10:00 p.m., New York time, on the Termination Date, the Company is required to notify Purchaser in writing of the number of Available Shares remaining for purchase by Purchaser. Following the Termination Date, the Rights will no longer be exercisable and will have no value.

     Conditions to the Stock Purchase. The obligations of each of the parties to consummate the Stock Purchase is conditioned upon the following: (i) the Offer shall have been successfully completed; (ii) the Registration Statement shall have been declared effective by the SEC and no stop order shall have been issued, and no proceeding for such purpose shall have been initiated or threatened, with respect thereto; (iii) the waiting period provisions of the HSR Act applicable to the Stock Purchase shall have expired or been terminated and all required approvals of the SEC to permit the Offer and the Rights Offering to be conducted simultaneously shall have been obtained; (iv) the Rights Offering shall have been completed in conformity with the Registration Statement, the Company's Articles of Incorporation and By-Laws and the MBCA; and (v) the correctness of the representations and warranties, and the performance of all obligations, of Purchaser and Merger Sub, on the one hand, and the Company, on the other hand, under the Merger Agreement and the Stock Purchase Agreement. The obligations of Purchaser and Merger Sub under the Stock Purchase Agreement are further conditioned upon the approval for listing on the American Stock Exchange of the shares of Class B Common Stock offered in the Rights Offering.

     Representations and Warranties. The Company makes certain representations and warranties in the Stock Purchase Agreement relating to, among other things, its authority to enter into the Stock Purchase Agreement, the issuance of the offered shares and the Rights, the Registration Statement and certain other documents relating to the Rights Offering. Purchaser and Merger Sub make representations and warranties relating to, among other things, their authority to enter into the Stock Purchase Agreement and the sufficiency of funds available to consummate the Stock Purchase.

     Indemnification. The Company, Purchaser and Merger Sub have agreed to indemnify each other against certain liabilities and expenses relating to the Registration Statement, including liabilities under the Securities Act of 1933, as amended.

     Termination. The Stock Purchase Agreement shall terminate (i) by mutual consent of the Company, Purchaser and Merger Sub or (ii) upon the termination of the Merger Agreement.

     (iii) CONFIDENTIALITY AGREEMENT. On January 30, 1995, the Company and Purchaser entered into a confidentiality agreement (the "Confidentiality Agreement") pursuant to which the Company agreed to supply certain information to Purchaser and its affiliates, and Purchaser agreed to treat, and to cause its affiliates, representatives and advisors to treat, such information as confidential. Purchaser also agreed to indemnify the Company and its affiliates and representatives from liabilities arising out of a breach or alleged breach of the Confidentiality Agreement.

     The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit (3) hereto and is incorporated herein by reference.

     Certain conflicts of interest between the Company and its directors, executive officers and affiliates are described below:

     CERTAIN LITIGATION. On February 22, 1995, William Ziegler, III, Chairman of the Board of the Company, on behalf of himself and, purportedly, GIH Corp., filed suit in Superior Court, Cumberland County, Maine seeking declaratory and injunctive relief against the Merger Agreement, the Stock Purchase Agreement and the transactions contemplated thereby. The complaint, entitled GIH Corp. and William Ziegler, III v. American-Maize Products Co. et. al., alleges that the approval by the remaining members of the Company's Board of Directors of the Merger Agreement and Stock Purchase Agreement and their authorization of "break-up" fee provisions in the Merger Agreement constituted a breach of their fiduciary duties. The complaint asserts that the proposed issuance of additional shares of Class B Common Stock by the Company pursuant to the Stock Purchase Agreement is ultra vires and requests the court to declare such issuance unlawful and void. The complaint also alleges that the defendant directors' approval of certain termination agreements with senior officers of the Company violated the directors' fiduciary duties. The Company believes all of the claims contained in the complaint are without merit and intends to defend against them vigorously.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation; Background

     On August 26, 1994, the Company retained CS First Boston Corporation ("CS First Boston") to act as its financial advisor with respect to the Company's review of its strategic and financial alternatives. The Company's Board of Directors reviewed such alternatives at a meeting of the Board held on September 28, 1994. At such meeting, the Company's management reviewed the Company's operating history and the opportunities for future growth. CS First Boston presented the Board with a preliminary review of strategic alternatives, including, among others, the separation of the Company's corn and tobacco businesses. Following discussion, the Board directed CS First Boston to continue with its review of alternatives.

     At a meeting of the Company's Board of Directors held on October 26, 1994, the Board continued its consideration of strategic alternatives with its financial and legal advisors. CS First Boston reviewed with the Board its preliminary assessment of the Company's strategic alternatives, including continuing to operate the Company in its present form and selling either the corn or tobacco businesses. CS First Boston provided various preliminary recommendations to the Company with respect to its strategic alternatives, one of which was to examine the sale of the tobacco business and use the proceeds of such sale to accelerate the growth of the corn business. The Board then discussed the financial condition and future outlook of the Company's businesses and the potential timing and structure of a sale of the tobacco business. At such meeting, William

Ziegler, III, Chairman of the Board of the Company, stated that he opposed the sale of the Company's tobacco business, and advised the Board that if it proceeded with any such sale, he would direct his counsel to "take the necessary steps to prevent that from happening." The Board directed CS First Boston and management to prepare additional presentations regarding the sale of the tobacco business for the Board's consideration. The Board also requested that Mr. Ziegler describe in more detail his reasons for opposing any such sale in light of Mr. Ziegler's previous expressions of interest in spinning off the tobacco business to the Company's shareholders.

     The Company's Board of Directors continued its consideration of the sale of the Company's tobacco business at a Board meeting held on November 30, 1994. During such meeting, Mr. Ziegler stated his views with respect to the control of GIH Corp. and the Company. GIH Corp. owns approximately 13.4% of the Company's Class A Common Stock and approximately 47.3% of the Company's Class B Common Stock. All the shares of GIH Corp. are held directly by, or in various trusts for the benefit of, Mr. Ziegler and his sister, Helen Z. Steinkraus. Control of GIH Corp. is the subject of litigation initiated in New York Surrogate's Court by the children of Mrs. Steinkraus challenging the prior distribution of the controlling share of GIH Corp. common stock to a trust for the benefit of Mr. Ziegler (the "One Share Litigation"). On April 4, 1994, the New York Surrogate's Court issued a decision in favor of Mr. Ziegler, and Mrs. Steinkraus' children have filed an appeal of such decision, which appeal was argued on February 15, 1995. Pursuant to certain settlement and stockholder agreements (the "Settlement Agreements") entered into in March 1991, Mr. Ziegler, Mrs. Steinkraus and GIH Corp. agreed that, until the final resolution of the One Share Litigation, their shares of the Company's common stock would be voted for directors nominated by the Company in accordance with certain agreed upon "succession resolutions" adopted by the Company's Board of Directors in March 1991. These resolutions provide for Board seats for Mr. Ziegler and Mrs. Steinkraus or their designees and require that the majority of the Board consist of directors who are neither employees of the Company nor members of the Ziegler or Steinkraus families.

     At the November 30th Board meeting, Mr. Ziegler informed the Board that he believed that the Settlement Agreements were no longer in effect as a result of the Surrogate's Court decision. Mr. Ziegler stated his belief that he, therefore, controlled GIH Corp. and the Company. Mr. Ziegler then indicated that he is "unalterably opposed" to the sale of the tobacco business. Mr. Ziegler stated that he would "fight this sale with all proper and legal means at [his] disposal because of [his] very strong conviction that it will fundamentally change the value of the Company." Mr. Ziegler further stated that "the Company is not for sale."

     CS First Boston then presented the Board with a review of certain financial considerations relating to a sale of the tobacco business. Management of the Company presented the Board with an analysis of the operating history and prospects of the tobacco business. Following discussion and consideration, the Board unanimously determined to terminate consideration of the sale of the tobacco business at that time as not being in the best interests of the Company's shareholders.

     Subsequent to the Board meeting, the Company filed a Current Report on Form 8-K with the Commission, reporting Mr. Ziegler's position that the Settlement Agreements were no longer in effect as a result of the Surrogate's Court decision in the One Share Litigation, and stating that the Company disagreed with Mr. Ziegler's position. The Company stated its position that such agreements remained in effect, according to their terms, until final resolution of the One Share Litigation, and that final resolution would not occur until the appeals process with respect to such litigation was exhausted.

     In early December 1994, representatives of Purchaser met with Mr. Ziegler and other members of his family to express an interest in acquiring the Company and seek the cooperation of Mr. Ziegler. Mr. Ziegler indicated that he was not willing to sell his shares, and subsequently informed the Company's Board of Directors of such meeting. On December 16, 1994, Patric J. McLaughlin, President and Chief Executive Officer of the Company met with representatives of Purchaser to discuss a potential transaction.

     On December 19, 1994, Purchaser forwarded a letter to the Company proposing to acquire the Company at a price of $32.00 per share. The Board considered Purchaser's proposal at a meeting held on January 6, 1995. At such meeting, CS First Boston reviewed with the Board certain financial considerations relating to the proposal by Purchaser, and discussed the Company's strategic options. Following discussion and consideration, the Board of Directors unanimously determined that the $32.00 proposal by Purchaser was inadequate, and the Company issued a press release to that effect on January 6, 1995. Such press release also included Mr. Ziegler's statement that his shares were "not for sale or tender." On January 9, 1995, Mr. Ziegler issued a press release stating that he was the controlling stockholder of the Company and reiterating that the Ziegler family shares were "not for sale or tender." The Company subsequently received the written opinion of CS First Boston, dated as of January 6, 1995, that Purchaser's proposal was inadequate to the Company's shareholders from a financial point of view.

     In mid-January 1995, alleged shareholders of the Company filed complaints in Connecticut Superior Court in three purported class actions against the Company and its Board of Directors, entitled Kenneth Steiner and William Steiner
v. American Maize-Products Co., et al., Alan Katz v. American Maize-Products Co., et al. and Mitchell Saltzman and Miriam Sarnoff v. American Maize-Products Co., et al. The actions allege that the Company's Board of Directors breached its fiduciary duties to shareholders by not adequately considering Purchaser's initial offer on December 19, 1994 to acquire the Company at a purchase price of $32.00 per share, by rejecting such offer, by failing to make adequate disclosure of the Offer and by placing personal interests, including an alleged attempt by Mr. Ziegler to retain control of the Company, ahead of the interests of the public shareholders. The complaints seek equitable relief and unspecified damages. These claims are described in Item 8 below.

     Over the next several days, management of the Company and its legal advisors had conversations with Purchaser and its financial and legal advisors regarding the possibility of Purchaser submitting a revised proposal. On January 20, 1995, Purchaser submitted a revised proposal to acquire the Company at a price of $37.00 per share. The Company issued a press release on such date announcing receipt of the revised offer from Purchaser and stating that CS First Boston was acting as financial advisor to assist the Company in considering such proposal. On January 23, 1995, Mr. Ziegler issued a press release reiterating that the Shares which he owns or controls were "not for sale or tender."

     At a meeting held on January 25, 1995 (with one director absent), the Company's Board of Directors discussed Purchaser's revised proposal with its legal and financial advisors, and unanimously authorized the Company's officers to explore the revised proposal and any other potential transaction to maximize stockholder value. In addition, employment agreements with seven Company executives and an amendment to the employment agreement of Patric J. McLaughlin, President and Chief Executive Officer of the Company, were approved by the Board at such meeting (with two directors voting against the employment agreements and one director voting against the amendment). Such employment agreements and amendment had been approved by the Compensation Committee of the Company on November 30, 1994. The employment agreements and amendment are filed as Exhibits
(4) through (11) hereto.

     On January 30, 1995, the Company and Purchaser entered into the Confidentiality Agreement, and Purchaser commenced a due diligence review of the Company's businesses and operations. Shortly thereafter, Purchaser and its legal advisors circulated drafts of the Merger Agreement and Stock Purchase Agreement. During the next several weeks, the Company and Purchaser and their legal and financial advisors met on several occasions to negotiate the terms of such agreements and to discuss the proposed price and structure of a transaction. Purchaser's due diligence review of the Company's operations also continued during this time.

     In addition, during such period, other parties expressed an interest in exploring a potential acquisition of the Company or its corn or tobacco businesses. The Company executed confidentiality agreements with eight such parties, and provided certain non-public information regarding the Company to such parties. In addition, CS First Boston held preliminary discussions with such parties. Two such parties undertook extensive due diligence reviews of the Company's businesses and operations.

     In early February, the Company's legal and financial advisors attempted to discuss Purchaser's proposal and other alternatives to maximize shareholder value with Mr. Ziegler and his legal counsel. Mr. Ziegler's legal counsel responded that Mr. Ziegler would not discuss these matters other than in a meeting of the Company's Board of Directors.

     On February 20, 1995, Purchaser forwarded a letter to Mr. Ziegler, Mrs. Steinkraus and the trustees for the Ziegler and Steinkraus trusts, stating that, in connection with its proposal to acquire the Company, Purchaser would be willing to discuss with such parties the acquisition of all GIH Corp. stock in order to acquire the shares of Company stock held by GIH Corp. if such purchase would be helpful in minimizing adverse tax consequences to such parties.

     On February 21, 1995, CPC International Inc., a party that had signed a confidentiality agreement, forwarded to the Company a preliminary, non-binding proposal (the "CPC Proposal") to acquire the assets and certain liabilities of the Company's corn business for approximately $500 million, subject to adjustment for certain changes in net assets, financial assets and liabilities and certain other liabilities and the conduct of additional due diligence. Such proposed transaction would have been subject to a significant corporate-level tax. Such transaction was conditioned upon, among other things, receipt of irrevocable proxies of GIH Corp. and Mr. Ziegler to vote their shares in favor of such transaction. The Company issued a press release announcing the CPC Proposal on the morning of February 22, 1995. In addition, on February 21, 1995, the Company received an indication of interest in a potential acquisition of the Company from another third party with whom the Company had previously entered into a confidentiality agreement. Such third party indicated that it would require several weeks to conduct additional due diligence before being able to make a proposal to the Company with respect to a potential transaction although it was confident such proposal would likely be at a value in excess of the $37.00 offer made by Purchaser.

     At a meeting held on February 22, 1995, the Company's Board of Directors considered Purchaser's proposal, the CPC Proposal, the other third party indication of interest and the Company's other strategic alternatives. During such meeting, CS First Boston and Lazard continued to negotiate price terms, and the Company received a revised proposal from Purchaser during the meeting to acquire the Company for $40 per share, which offer by its terms would expire at midnight that same day. The Board reviewed with its legal advisor the terms of the proposed Merger Agreement and Stock Purchase Agreement and its legal obligations with respect to Purchaser's proposal and the other available alternatives. CS First Boston reviewed with the Board certain financial considerations relating to the CPC Proposal and Purchaser's offer. CS First Boston also reviewed the status of the Company's discussions with other parties that had expressed preliminary interest in exploring a potential transaction. CS First Boston then delivered its oral opinion (subsequently confirmed in writing) that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of CS First Boston's written opinion is attached hereto and is filed herewith as Exhibit (13).

     During the meeting, Mr. Ziegler stated that the shares of Company common stock owned or controlled by the Ziegler family were not for sale. Mr. Ziegler then stated that he believed the transactions contemplated by the Stock Purchase Agreement were illegal, and that Board authorization of such transactions would constitute a breach of fiduciary duty. Mr. Ziegler further stated that he would hold each director personally responsible for all the Company's costs in connection with the Offer and the Merger, including severance payments and "break-up" fees. Mr. Ziegler's legal counsel then stated that Mr. Ziegler and, purportedly, GIH Corp. had, that day, commenced litigation in Maine Superior Court against the Company and its directors seeking declaratory and injunctive relief, and unspecified damages, in connection with the Merger Agreement and the Stock Purchase Agreement, as well as certain alleged termination agreements with senior officers of the Company. Copies of the complaint commencing such litigation were then delivered to each director. Such litigation is described in
Item 3(b) above.

     Following Mr. Ziegler's statement, counsel for Mrs. Steinkraus stated that Mrs. Steinkraus was in favor of the Offer and the Merger and that GIH Corp., which pursuant to the Settlement Agreements was controlled equally by the Ziegler and Steinkraus families, was not authorized to commence litigation against the Company or its directors in this matter.

     Thereafter, following extensive discussion and consideration, the Company's Board of Directors (with Mr. Ziegler voting against, Leslie C. Liabo abstaining and James E. Harwood and H. Barclay Morley absent) determined (i) that the transactions contemplated by the Merger Agreement and the Stock Purchase Agreement are fair to, and in the best interests of, the Company's stockholders,
(ii) to approve the Merger

Agreement and the Stock Purchase Agreement and (iii) to recommend that the Company's stockholders tender their shares pursuant to the Offer and approve the Merger Agreement. On February 22, 1995, the Merger Agreement and the Stock Purchase Agreement were executed.

     (b) Reasons for Recommendation; Opinion of Financial Advisor.

     In reaching its conclusions set forth in paragraph (a) above, the Board of Directors considered a number of factors, including, without limitation, the following:

          (i) the opinion of CS First Boston, described below, to the effect that the consideration to be received by the Company's shareholders in the Offer and the Merger is fair, from a financial point of view, to the shareholders;

          (ii) presentations by management and CS First Boston to the Board of Directors regarding the financial condition, results of operations, business and prospects of the Company;

          (iii) the uncertainties surrounding the continued management and corporate governance of the Company as a result of the One Share Litigation and the potential disruption in management continuity which might result if Mr. Ziegler ultimately won the One Share Litigation;

          (iv) the performance of the Company during Mr. Ziegler's tenure as Chief Executive Officer compared to the more favorable performance of the Company after the implementation of the Settlement Agreements and the potential adverse financial consequences to shareholders if Mr. Ziegler attempted to re-assert control of the Company;

          (v) the position of legal counsel to the Company that the Settlement Agreements are still in effect and Mr. Ziegler does not control the Company, and the support of the Steinkraus family for a sale of the Company to Purchaser;

          (vi) the terms and conditions of the Merger Agreement and the Stock Purchase Agreement, including the views of legal counsel to the Company that, despite the assertions of Mr. Ziegler and his lawsuit, it was appropriate to enter into such agreements if the Board, in the exercise of its business judgment, determined to do so in the best interests of the shareholders of the Company;

          (vii) the opportunity that existed during the period following the Company's January 6, 1995 press release to receive indications of interest from other parties for the Company, the number of parties that executed confidentiality agreements and the discussions with such parties conducted by CS First Boston and the fact that, other than the CPC Proposal, no proposals for a transaction resulted from such process;

          (viii) the terms and conditions of the CPC Proposal, including the potential continuing liabilities to the Company and price adjustments associated therewith, certain due diligence requirements, the condition of obtaining the proxies of Mr. Ziegler and GIH Corp., tax consequences and the preliminary nature of such proposal;

          (ix) a review of the other possible alternatives to the Offer and the Merger, including, among others, the possibility of continuing to operate the Company as an independent entity and the sale of the Company's corn and/or tobacco businesses to alternative buyers;

          (x) the trading prices of the Shares, including likely trading prices if a transaction for the sale of all or part of the Company was not consummated, and that the $40.00 price to the shareholders in the Offer and the Merger represented a premium of approximately 49.5% over the closing sales price for the Class A Common Stock and 52.4% over the closing sales price for the Class B Common Stock on the American Stock Exchange ("AMEX") on January 5, 1995, the last trading day prior to the first public announcement that the Company had received an expression of interest regarding a potential sale of the Company;

          (xi) the provisions of the Merger Agreement that enable the Company to
     (a) provide information to, and hold discussions with, unsolicited bidders for the Company if required in the exercise of the directors' fiduciary duties and (b) terminate the Merger Agreement prior to the consummation of the

     Offer if the Company receives an offer with respect to an Acquisition Proposal that the Board of Directors, in the exercise of its fiduciary duties, determines to recommend to the Company's shareholders, provided that the Company gives Purchaser 24-hour notice prior to such termination;

          (xii) the terms of the Stock Purchase Agreement which provide that, following the completion of the Rights Offering and the satisfaction of the other conditions to the Stock Purchase Agreement, Purchaser will purchase the Available Shares, and that such purchase may allow the Offer to be consummated without the Class B shares held by GIH Corp. having been tendered;

          (xiii) the fact that the Stock Purchase Agreement terminates upon termination of the Merger Agreement, such that if the Company terminates the Merger Agreement in order to recommend an Alternative Proposal to its shareholders, the Stock Purchase Agreement will not impede the consummation of such Alternative Proposal; and

          (xiv) the termination fee provisions of the Merger Agreement that require the Company to pay to Purchaser a fee of 2.5% of the total amount to have been paid by Purchaser for the Shares if the Merger Agreement is terminated under certain circumstances.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors found it impracticable to, and did not, quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination.

Opinion of Financial Advisor.

     As described above, at the meeting of the Board of Directors held on February 22, 1995, CS First Boston delivered its oral opinion (subsequently confirmed in writing) to the effect that based upon the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinion, the consideration to be received by the shareholders of the Company in the Offer and the Merger is fair to such holders from a financial point of view.

     The full text of CS First Boston's written opinion, dated February 22, 1995, is attached hereto and filed as Exhibit (13) to this Schedule 14D-9. Shareholders are urged to read the opinion in its entirety for the assumptions made, matters considered and limits of the review undertaken by CS First Boston. CS First Boston's opinion is directed only to the fairness of the consideration to be received by the shareholders of the Company in the Offer and the Merger, and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender Shares in the Offer or how such shareholder should vote on the Merger. The summary of the opinion of CS First Boston set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of such opinion.

     In arriving at its opinion, CS First Boston reviewed the Merger Agreement and certain publicly available business and financial information relating to the Company. CS First Boston's opinion does not address the Company's underlying business decision to enter into the Merger Agreement. CS First Boston also reviewed certain other information, including financial forecasts, furnished to CS First Boston by the Company and met with the Company's management to discuss the business and prospects of the Company. In addition, CS First Boston also considered certain financial and stock market data of the Company, and compared that data with similar data for other publicly held companies in businesses similar to those of the Company and considered the financial terms of certain other business combinations and other transactions which have recently been effected. CS First Boston also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant. With respect to outstanding patent and environmental litigation involving the Company for which significant damages are alleged, CS First Boston relied solely upon the judgment of the management of the Company and its counsel in such matters that the outcome of the litigation will not have a material adverse affect on the financial condition of the Company.

     In connection with its review, CS First Boston did not assume any responsibility for independent verification of any of the foregoing information and relied on its being complete and accurate in all material respects. With respect to the financial forecasts, CS First Boston assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, CS First Boston did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor was it furnished with any such evaluations or appraisals. CS First Boston's opinion was necessarily based upon financial, economic, market or other conditions as they existed and could be evaluated on the date of the opinion. In connection with its engagement, CS First Boston approached third parties to solicit indications of interest in a possible acquisition of the Company and was approached by third parties indicating such interest and held preliminary discussions with certain of those parties.

     In arriving at its opinion and making its presentation to the Board of Directors, CS First Boston performed a variety of financial analyses, including those summarized below. The summary set forth below includes certain of the financial analyses discussed by CS First Boston with the Board of Directors, but does not purport to be a complete description of the analyses performed by CS First Boston in arriving at its opinion. Arriving at a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. CS First Boston believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. In performing its analyses, CS First Boston made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates incorporated in the analyses performed by CS First Boston are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses and securities neither purport to be appraisals nor necessarily reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. No public company utilized as a comparison is identical to the Company, and none of the similar transactions utilized as a comparison is identical to the Offer and the Merger. Accordingly, an analysis of publicly traded comparable companies and comparable acquisition transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies or the companies involved in comparable acquisition transactions and other factors that could affect the public trading value of the comparable companies or company or transaction to which they are being compared.

     In the past, CS First Boston has performed certain investment banking services for the Company and for Purchaser, and has received customary fees for such services.

     The following is a summary of the analyses performed by CS First Boston in connection with its fairness opinion. CS First Boston's analyses are based on a valuation of the Company's three business divisions: Fructose, Food Ingredients and Tobacco.

FRUCTOSE

     Discounted Cash Flow Analysis. CS First Boston calculated the estimated unlevered after-tax cash flows that the Company's fructose business based in Decatur, Alabama and Dimmitt, Texas ("Fructose") could be expected to generate over the ten-year period ending December 31, 2004, using management's projections of Fructose's future financial performance for 1995-1999 and projections developed by CS First Boston, after discussions with management, for January 1, 2000 through December 31, 2004. Using these projections, CS First Boston then calculated estimated terminal values for Fructose at the end of the ten-year period by applying multiples ranging from 5.5x to 6.5x (based on the way businesses such as Fructose are valued in the public and private markets) to such projections' projected 2004 operating cash flow (defined as operating income plus depreciation and amortization ("EBITDA")). The unlevered cash flows for the projected ten-year period and the range of terminal values were then discounted to December 31, 1994 using annual discount rates ranging from 11% to 12% (chosen to reflect the weighted average cost of capital of businesses such as Fructose) to imply a hypothetical enterprise value for Fructose. Two cases were calculated: a base case, and an expansion case in which fructose production at the Decatur, Alabama plant is increased.

The discounted cash flow analysis indicated a hypothetical enterprise value for Fructose of between $279.1 million to $316.8 million for the base case and a hypothetical enterprise value for Fructose of between $324.7 million to $387.4 million for the expansion case.

     Comparable Companies Analysis. CS First Boston reviewed certain publicly available historical information for the period from January 1, 1993 to September 30, 1994 and projected 1994 and projected 1995 financial results (reflecting a composite of research analysts' estimates) of certain corn wet milling and food ingredients companies considered by CS First Boston to be reasonably comparable to Fructose, including Archer Daniels-Midland, ConAgra Inc., CPC International Inc., Midwest Grain Products, Penwest Ltd. and Universal Foods. CS First Boston then applied the comparable companies' multiples of the latest 12-month period, projected 1994 and projected 1995 financial performance (including sales, operating income, EBITDA, net income and earnings per share) to imply a hypothetical enterprise value for Fructose. The comparable companies analysis indicated a hypothetical enterprise value for Fructose of between $250.0 million to $300.0 million.

     Comparable Acquisitions Analysis. CS First Boston reviewed the acquisition multiples of companies considered by CS First Boston to be reasonably comparable to Fructose that were the target companies in certain recent transactions involving partial or complete acquisitions. The comparable transactions involved transactions for target companies in the corn wet milling and food ingredients industries. CS First Boston calculated certain multiples (including sales, EBITDA, operating income, net income and grind capacity) of the prices paid in such acquisitions and applied such multiples to Fructose's latest 12-month period ended December 31, 1994 results to imply a hypothetical enterprise value for Fructose. The comparable acquisitions analysis indicated a hypothetical enterprise value for Fructose of between $280.0 million to $330.0 million.

     CS First Boston Reference Range. On the basis of the valuation methodologies employed in the analyses above, CS First Boston developed an enterprise value reference range for Fructose of between $300.0 million to $340.0 million.

FOOD INGREDIENTS

     Discounted Cash Flow Analysis. CS First Boston calculated the estimated unlevered after-tax cash flows that the Company's food ingredients business including its corn syrup business based in Hammond, Indiana ("Food Ingredients") could be expected to generate over the ten-year period ending December 31, 2004, using management's projections of Food Ingredients' future financial performance for 1995-1999 and projections developed by CS First Boston, after discussions with management, for projections from January 1, 2000 through December 31, 2004. Using these projections, CS First Boston then calculated estimated terminal values for Food Ingredients at the end of the ten-year period by applying multiples ranging from 5.5x to 6.5x (based on the way businesses such as Food Ingredients are valued in the public and private markets) to such projections' projected 2004 EBITDA. The unlevered cash flows for the projected ten-year period and the range of terminal values were then discounted to December 31, 1994 using annual discount rates ranging from 11% to 12% (chosen to reflect the weighted average cost of capital of businesses such as Food Ingredients) to imply a hypothetical enterprise value for Food Ingredients. The discounted cash flow analysis indicated a hypothetical enterprise value for Food Ingredients of between $95.0 million to $121.2 million.

     Comparable Companies Analysis. CS First Boston reviewed certain publicly available historical information for the period from January 1, 1993 to September 30, 1994 and projected 1994 and projected 1995 financial results (reflecting a composite of research analysts' estimates) of certain corn wet milling and food ingredients companies considered by CS First Boston to be reasonably comparable to Food Ingredients, including Archer Daniels-Midland, ConAgra Inc., CPC International Inc., Midwest Grain Products, Penwest Ltd. and Universal Foods. CS First Boston then applied the comparable companies' multiples of the latest 12-month period, projected 1994 and projected 1995 financial performance (including sales, operating income, EBITDA, net income and earnings per share) to imply a hypothetical enterprise value for Food Ingredients. The comparable companies analysis indicated a hypothetical enterprise value for Food Ingredients of between $80.0 million to $100.0 million.

     Comparable Acquisitions Analysis. CS First Boston reviewed the acquisition multiples of companies considered by CS First Boston to be reasonably comparable to Food Ingredients that were the target companies in certain recent transactions involving partial or complete acquisitions. The comparable transactions involved transactions for target companies in the corn wet milling and food ingredients industries. CS First Boston calculated certain multiples (including sales, EBITDA, operating income, net income and grind capacity) of the prices paid in such acquisitions and applied such multiples to Food Ingredient's latest 12-month period ended December 31, 1994 results to imply a hypothetical enterprise value for Food Ingredients. The comparable acquisitions analysis indicated a hypothetical enterprise value for Food Ingredients of between $90.0 million to $110.0 million.

     CS First Boston Reference Range. On the basis of the valuation methodologies employed in the analyses above, CS First Boston developed an enterprise value reference range for Food Ingredients of between $95.0 million to $110.0 million.

TOBACCO

     Discounted Cash Flow Analysis. CS First Boston calculated the estimated unlevered after-tax cash flows that the Company's tobacco businesses ("Tobacco") could be expected to generate over the ten-year period ending December 31, 2004, using management's projections of Tobacco's future financial performance for 1995-1999 and projections developed by CS First Boston, after discussions with management, for January 1, 2000 through December 31, 2004. Using these projections, CS First Boston then calculated estimated terminal values for Tobacco at the end of the ten-year period by applying multiples ranging from 5.0x to 5.5x (based on the way businesses such as Tobacco are valued in the public and private markets) to such projections' projected 2004 EBITDA. The unlevered cash flows for the projected ten-year period and the range of terminal values were then discounted to December 31, 1994 using annual discount rates ranging from 13% to 14% (chosen to reflect the weighted average cost of capital businesses such as Tobacco) to imply a hypothetical enterprise value for Tobacco. Two cases were calculated: a base case and an alternate case. The alternate case assumes lower unit volume and pricing growth. The discounted cash flow analysis indicated a hypothetical enterprise value for Tobacco of between $226.4 million to $251.1 million for the base case and a hypothetical enterprise value for Tobacco of between $173.9 to $190.1 million for the alternate case.

     Comparable Companies Analysis. CS First Boston reviewed certain publicly available historical information for the period from January 1, 1993 to September 30, 1994 and projected 1994 and projected 1995 financial results (reflecting a composite of research analysts' estimates) of certain tobacco companies considered by CS First Boston to be reasonably comparable to Tobacco, including Culbro Corp., Philip Morris Co., RJR Nabisco Holdings and UST Inc. CS First Boston then applied the comparable companies' multiples of the latest 12-month period, projected 1994 and projected 1995 financial performance (including sales, operating income, EBITDA, net income and earnings per share) to imply a hypothetical enterprise value for Tobacco. The comparable companies analysis indicated a hypothetical enterprise value for Tobacco of between $133.0 million to $178.0 million.

     Comparable Acquisitions Analysis. CS First Boston reviewed the acquisition multiples of companies considered by CS First Boston to be reasonably comparable to Tobacco that were the target companies in certain recent transactions involving partial or complete acquisitions. The comparable transactions involved transactions for target companies in the tobacco industry. CS First Boston calculated certain multiples (including sales, EBITDA, operating income and net income) of the prices paid in such acquisitions and applied such multiples to Tobacco's latest 12-month period ended December 31, 1994 results to imply a hypothetical enterprise value for Tobacco. The comparable acquisitions analysis indicated a hypothetical enterprise value for Tobacco of between $175.0 million to $210.0 million.

     LBO Analysis. CS First Boston estimated what a non-strategic financial acquiror hypothetically might pay to acquire Tobacco. The leveraged buy-out analysis indicated a hypothetical enterprise value for Tobacco of $165.0 to $185.0 million.

     CS First Boston Reference Range. On the basis of the valuation methodologies employed in the analyses above, CS First Boston developed an enterprise value reference range for Tobacco of between $175.0 million to $200.0 million.

CONSOLIDATED VALUATION

     CS First Boston Consolidated Reference Range Analysis. CS First Boston based its consolidated reference range on the enterprise value reference ranges computed for each of the Company's three segments (Fructose, Food Ingredients and Tobacco) minus an unallocated overhead charge, plus cash, option proceeds, overfunded pension and other assets, with deductions including debt, capital leases, liabilities related to patent and environmental litigation (based on estimates provided by the Company) and certain corporate level taxes based on structures necessary to realize indicated values. The range of these adjustments totaled between $202.5 million to $206.8 million. The reference range analysis indicated a hypothetical reference range for the equity value of the Company of between $33.49 per share to $41.25 per share.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained CS First Boston on an exclusive basis to render financial advisory services for the Company with respect to the Company's review of its strategic and financial options, the Offer and matters arising in connection therewith. CS First Boston is to receive an opinion fee of $675,000 for all opinions rendered with respect to the engagement, payable at the time the first opinion is rendered by CS First Boston (the "Opinion Fee"). Strategic advisory fees of $300,000 paid by the Company to CS First Boston in 1994 will be credited against the Opinion Fee. In the event of a sale, directly or indirectly and whether in one or a series of transactions, of (i) a majority or more of the assets of the Company or (ii) capital stock representing the right to elect a majority of the Board of Directors of the Company, or any recapitalization, restructuring or liquidation of the Company by the current owners, a third party or any combination thereof, or any other form of merger or disposition which results in the effective sale of all or a significant portion of the Company ("Sale"), CS First Boston is to receive a transaction fee equal to 0.75% of the aggregate consideration payable at the time of the closing of a Sale (the "Transaction Fee"). The amount of any Opinion Fee actually paid in excess of the strategic advisory fees paid in 1994 will be credited against the Transaction Fee. If a transaction other than a Sale is consummated or a definitive agreement is entered into that subsequently results in a strategic transaction other than a Sale, customary fees as mutually agreed upon by the Company and CS First Boston will be paid by the Company (which fees shall be calculated as if such strategic transaction were a Sale). The Company has also agreed to reimburse CS First Boston for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and any other advisor retained by CS First Boston, and to indemnify CS First Boston and certain related persons and entities.

     Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders of the Company in connection with the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company except pursuant to the Stock Purchase Agreement and except for purchases of Shares on behalf of, and contributions of Shares by the Company to, the Company's 401(k) Plan, in which the Company's executive officers participate.

     (b) To the best of the Company's knowledge, except as described below, all of the Company's executive officers, directors and affiliates currently intend to tender their Shares pursuant to the Offer.

     As described in Items 3(b) and 4(a) above, on February 22, 1995, William Ziegler, III, Chairman of the Board of the Company, stated that the Shares owned or controlled by the Ziegler family are not for sale or tender. Also on such date, Mr. Ziegler filed suit in Maine Superior Court seeking declaratory and injunctive relief against the Merger Agreement, the Stock Purchase Agreement and the transactions contemplated thereby as well as unspecified damages. GIH Corp., the owner of approximately 13.4% of the Class A Common Stock and approximately 47.3% of the Class B Common Stock, is a named plaintiff in such litigation. The control of GIH Corp. is in dispute. As described above, Mr. Ziegler has taken the position that the Settlement Agreements are no longer in effect as a result of the Surrogate's Court decision in the One Share Litigation and that, therefore, he controls GIH Corp. Mrs. Steinkraus and the Company believe that the Settlement Agreements remain in effect until the appeals process in the One Share Litigation has been exhausted and that, therefore, control of GIH Corp. is shared equally by the Ziegler and Steinkraus families. Mrs. Steinkraus has indicated to the Company's Board of Directors that she is in favor of the Offer and the Merger.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as described in Item 3(b) above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (3) a tender offer for, or other acquisition of, securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

     On February 23, 1995, Pexco Holdings, Inc., an affiliate of Usaha Tegas sdn. bhd. ("UTSB"), a Malaysian private investment holding company, forwarded a letter to Mr. Ziegler, Mrs. Steinkraus, GIH Corp. and the trustees of the Ziegler and Steinkraus trusts (the "GIH Entities"), proposing that A.M. Acquisition Corp. ("AMAC"), a wholly-owned subsidiary of UTSB, acquire all of the Class B Common Stock owned by the GIH Entities at a purchase price of $44.00 per share (the "GIH Class B Acquisition"). Following execution of a definitive agreement for such purchase, AMAC would agree to propose a merger transaction to the Company pursuant to which all outstanding shares of the Company's common stock (other than the Class B shares that are the subject of the GIH Class B Acquisition) would be converted into the right to receive $40.25 per share in cash. The GIH Class B Acquisition would be conditioned upon, among other things, the amendment of the Company's Articles of Incorporation to provide that Section 910 of the MBCA shall not be applicable to the Company. (Section 910 provides that following the acquisition by any person of 25% of the voting power, or 25% or any class of voting stock, of a corporation, the acquiror must offer to purchase all shares of the corporation's voting stock for "fair value.") The obligations of all GIH Entities to effect the GIH Class B Acquisition would be conditioned on the concurrent purchase by AMAC or any affiliate thereof of all shares of Class A Common Stock owned by the GIH Entities at a price of not less than $40.25 per share. The UTSB proposal will remain open until the close of business on March 1, 1995.

     On February 24, 1995, Mr. Ziegler forwarded a copy of the UTSB proposal to the Company's Board of Directors.

     (b) Except as set forth in paragraph (a) above and in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) Certain Litigation. In January 1995, alleged shareholders of the Company filed complaints in Connecticut Superior Court in three purported class actions against the Company and its Board of Directors, entitled Kenneth Steiner and William Steiner v. American Maize-Products Co., et al., Alan Katz v. American Maize-Products Co., et al. and Mitchell Saltzman and Miriam Sarnoff v. American Maize-Products Co., et al. The actions allege that the Company's Board of Directors breached its fiduciary duties to shareholders by not adequately considering Purchaser's initial offer on December 19, 1994 to acquire the Company at a purchase price of $32.00 per share, by rejecting such offer, by failing to make adequate disclosure of the Offer and by placing personal interests, including an alleged attempt by Mr. Ziegler to retain control of the Company, ahead of the interest of the public shareholders. The complaints seek equitable relief and unspecified damages.

The Company believes that the allegations in the complaint are without merit and intends to defend the actions vigorously.

     (b) The information statement attached as Annex A hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     (1) -- Agreement and Plan of Merger, dated as of February 22, 1995, among the Company, Purchaser and Merger Sub.

     (2) -- Stock Purchase Agreement, dated February 22, 1995, by and between the Company, Purchaser and Merger Sub.

     (3) -- Confidentiality Agreement, dated January 30, 1995, between the Company and Purchaser.

     (4) -- Employment Agreement dated January 2, 1995 by and between the Company and Robert M. Stephan.

     (5) -- Employment Agreement dated January 2, 1995 by and between the Company and Edward P. Norris.

     (6) -- Employment Agreement dated January 2, 1995 by and between the Company and Timothy Mann.

     (7) -- Employment Agreement dated January 2, 1995 by and between the Company and Charles A. Koons.

     (8) -- Employment Agreement dated January 2, 1995 by and between the Company and Michael J. Gorbitz.

     (9) -- Employment Agreement dated January 2, 1995 by and between the Company and Jane E. Downey.

     (10)-- Employment Agreement dated January 2, 1995 by and between the Company and Frederick M. Ash.

     (11)-- Employment Agreement dated July 1, 1993 by and between the Company and Patric J. McLaughlin, and First Amendment to Employment Agreement dated January 2, 1995.

     (12)-- Letter to shareholders of the Company dated February 28, 1995.*

     (13)-- Opinion of CS First Boston Corporation dated February 22, 1995.*

     (14)-- Press release issued by the Company on February 22, 1995.

- ---------------

* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          AMERICAN MAIZE-PRODUCTS COMPANY

                                          By: /s/  PATRIC J. MCLAUGHLIN
                                            ------------------------------------
                                              Patric J. McLaughlin
                                              President and Chief Executive
                                              Officer

Dated: February 28, 1995

                                                                         ANNEX A

                        AMERICAN MAIZE-PRODUCTS COMPANY
                                250 HARBOR DRIVE
                               STAMFORD, CT 06902
                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                            ------------------------

     This Information Statement is being mailed on February 28, 1995, as part of the American Maize-Products Company's (the "Company") Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Company's Class A common stock, par value $0.80 per share (the "Class A Common Stock") and the Company's Class B common stock, par value $0.80 per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Shares"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser to seats on the Company's Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     The Merger Agreement provides that, upon request of Purchaser, the Company shall, subject to compliance with applicable law and promptly following the purchase by Merger Sub of more than 50 percent of the outstanding shares of Class A Common Stock and more than 50 percent of the outstanding shares of Class B Common Stock pursuant to the Offer, the Stock Purchase Agreement or otherwise, take all actions necessary to cause persons designated by Purchaser ("Purchaser Designees") to become directors of the Company so that the total number of such persons equals that number of directors, rounded up to the next whole number, which represents (i) the product of (w) the total number of directors on the Board of Directors the shares of Class A Common Stock are entitled to elect multiplied by (x) the percentage that the number of shares of Class A Common Stock so accepted for payment plus any shares of Class A Common Stock beneficially owned by Purchaser or its affiliates on the date of the Merger Agreement bears to the number of shares of Class A Common Stock outstanding at the time of such acceptance for payment plus (ii) the product of (y) the total number of directors on the Board of Directors the shares of Class B Common Stock are entitled to elect multiplied by (z) the percentage that the number of shares of Class B Common Stock so accepted for payment plus any shares of Class B Common Stock beneficially owned by Purchaser or its affiliates on the date of the Merger Agreement bears to the number of shares of Class B Common Stock outstanding at the time of such acceptance for payment. In furtherance thereof, the Company shall increase the size of the Company's Board of Directors, or use its best efforts to secure the resignation of directors, or both, as is necessary to permit Purchaser Designees to be elected to the Company's Board of Directors; provided, however, that prior to the Effective Time, the Company's Board of Directors shall always have at least two members who are neither officers of Purchaser or the Company (or any of their respective affiliates) nor designees of Purchaser (or any of its affiliates), nor shareholders or affiliates of Purchaser, nor beneficial owners of 5% or more of any class of capital stock of the Company (or any of their respective affiliates) ("Insiders"). At such time, the Company, if so requested, will use its best efforts to cause persons designated by Purchaser to constitute the same percentage of each committee of such board, each board of directors of each subsidiary of the Company and each committee of each such board (in each case to the extent of the Company's ability to elect such persons). This Information Statement is required by Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

     For purposes of provisions of the Merger Agreement relating to termination of the Merger, modification or amendment of the Merger Agreement, or waiver of conditions to the Company's obligations to consummate the Merger, no action taken by the Board of Directors of the Company prior to the Merger shall be effective unless such action is approved by the affirmative vote of at least a majority of the directors of the Company who are not Insiders.

     Pursuant to the Merger Agreement, on February 28, 1995, Merger Sub commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on March 27, 1995, unless extended pursuant to the terms of the Offer. The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Schedule 14D-9.

     The information contained in this Information Statement concerning Purchaser, Merger Sub and Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

                    INFORMATION WITH RESPECT TO THE COMPANY

     The outstanding voting securities of the Company as of February 21, 1995 consisted of 8,558,474 shares of Class A Common Stock and 1,742,057 shares of Class B Common Stock. Class A Common Stock and Class B Common Stock are substantially similar, except as to voting rights. Except as required by the Maine Business Corporations Act (the "MBCA") or otherwise provided in the Company's Articles of Incorporation or By-Laws, voting power is vested solely with the holders of shares of the Class B Common Stock. The holders of Class A Common Stock are entitled only to such limited voting rights as are described below. The holders of Class A Common Stock are entitled to elect 30% of the total membership of the Company's Board of Directors (or the nearest larger whole number if such percentage is not a whole number), and the holders of Class B Common Stock are entitled to elect the remaining members of the Company's Board of Directors. In addition, holders of Class A Common Stock and holders of Class B Common Stock are entitled to vote together as a single class with respect to the following matters: (a) the reservation of any shares of capital stock of the Company for options granted or to be granted to officers, directors or employees of the Company and (b) the acquisition of the stock or assets of any other company if (i) any officer, director or holder of 10% or more of any class of shares of Common Stock has a direct or indirect interest in the company or assets to be acquired or in the consideration to be paid in the transaction,
(ii) the transaction involves the issuance of Class A Common Stock or Class B Common Stock or securities convertible into either, or any combination of the three, and the aggregate number of shares of Common Stock so issued together with the Class B Common Stock which could be issued upon conversion of such securities approximates, in the reasonable judgment of the Board of Directors of the Company, 20% of the aggregate number of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction or (iii) the transaction involves the issuance of Class A Common Stock or Class B Common Stock and any additional consideration, and if the value of the aggregate consideration to be issued has, in the reasonable judgment of the Board of Directors of the Company, a combined fair value of approximately 20% or more of the aggregate market value of shares of Class A Common Stock and Class B Common Stock outstanding immediately prior to such transaction (each a "Voting Acquisition Transaction"). A separate class vote consisting of the holders of Class A Common Stock and holders of Class B Common Stock is required for any Voting Acquisition Transaction involving a merger or consolidation of the Company. Each share of Class A Common Stock and Class B Common Stock is entitled to one vote per share.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

     The following table sets forth information as of February 21, 1995 with respect to the Shares beneficially owned by each person known by the Company to be the beneficial owner of more than five percent of a class of the Company's outstanding Common Stock.

                              TITLE OF CLASS               AMOUNT AND NATURE              PERCENT
            NAME              OF COMMON STOCK           OF BENEFICIAL OWNERSHIP           OF CLASS
- ----------------------------  ---------------     -----------------------------------     --------
William Ziegler, III........      Class A(1)      Aggregate Amount -- 1,330,098             15.5%
  250 Harbor Drive                                Sole Voting Power -- 65,504                  *
  P.O. Box 10128                                  Shared Voting Power -- 1,264,594          14.8%
  Stamford, CT 06904                              Sole Investment Power -- 65,504              *
                                                  Shared Investment Power -- 1,264,594      14.8%

                                   Class B(1)      Aggregate Amount -- 949,920              54.5%
                                                   Sole Voting Power -- 73,762               4.2%
                                                   Shared Voting Power -- 876,158           50.3%
                                                   Sole Investment Power -- 73,762           4.2%
                                                   Shared Investment Power -- 876,158       50.3%

Helen Z. Steinkraus.........      Class A(2)      Aggregate Amount -- 1,257,989(3)          14.7%
  250 Harbor Drive                                Sole Voting Power -- 3,394                   *
  P.O. Box 10128                                  Shared Voting Power -- 1,254,595          14.7%
  Stamford, CT 06904                              Sole Investment Power -- 3,394               *
                                                  Shared Investment Power -- 1,254,595      14.7%

                                  Class B(2)      Aggregate Amount -- 882,040(3)            50.6%
                                                  Sole Voting Power -- 5,883                   *
                                                  Shared Voting Power -- 876,157            50.3%
                                                  Sole Investment Power -- 5,883               *
                                                  Shared Investment Power -- 876,157        50.3%

United States Trust.........      Class A(4)      Aggregate Amount -- 1,256,767             14.7%
  Company of New York                             Sole Voting Power -- 0                      --
  114 West 47th Street                            Shared Voting Power -- 1,256,767          14.7%
  New York, NY 10036                              Sole Investment Power -- 0                  --
                                                  Shared Investment Power -- 1,256,767      14.7%
                                                                                            14.7%
                                  Class B(4)      Aggregate Amount -- 876,158               50.3%
                                                  Sole Voting Power -- 0                      --
                                                  Shared Voting Power -- 876,158            50.3%
                                                  Sole Investment Power -- 0                  --
                                                  Shared Investment Power -- 876,158        50.3%

First Fidelity Bank.........      Class A(5)      Aggregate Amount -- 1,264,594             14.8%
  P.O. Box 1297                                   Sole Voting Power -- 0                      --
  Stamford, CT 06904                              Shared Voting Power -- 1,264,594          14.8%
                                                  Sole Investment Power -- 0                  --
                                                  Shared Investment Power -- 1,264,594      14.8%

                                  Class B(5)      Aggregate Amount -- 876,158               50.3%
                                                  Sole Voting Power -- 0                      --
                                                  Shared Voting Power -- 876,158            50.3%
                                                  Sole Investment Power -- 0                  --
                                                  Shared Investment Power -- 876,158        50.3%

GIH Corp....................      Class A(6)      Aggregate Amount -- 1,140,294             13.3%
  250 Harbor Drive                                Sole Voting Power -- 1,140,294            13.3%
  P.O. Box 10128                                  Shared Voting Power -- 0                    --
  Stamford, CT 06904                              Sole Investment Power -- 1,140,294        13.3%
                                                  Shared Investment Power -- 0                --

                                  Class B(6)      Aggregate Amount -- 824,521               47.3%
                                                  Sole Voting Power -- 824,521              47.3%
                                                  Shared Voting Power -- 0                     0
                                                  Sole Investment Power -- 824,521          47.3%
                                                  Shared Investment Power -- 0                 0

                              TITLE OF CLASS               AMOUNT AND NATURE              PERCENT
            NAME              OF COMMON STOCK           OF BENEFICIAL OWNERSHIP           OF CLASS
- ----------------------------  ---------------     -----------------------------------     --------
Archer Daniels Midland Co...      Class A(7)      Aggregate Amount -- 2,429,700             28.4%
  4666 Faries Parkway                             Sole Voting Power -- 2,115,200            24.7%
  P.O. Box 1470                                   Shared Voting Power -- 0                    --
  Decatur, IL 62525                               Sole Investment Power -- 2,429,700        28.4%
                                                  Shared Investment Power -- 0                --

Marvin C. Schwartz..........      Class B(8)      Aggregate Amount -- 143,300                8.2%
  c/o Kenneth E. Leopold                          Sole Voting Power -- 143,300               8.2%
  Neuberger & Berman                              Shared Voting Power -- 0                    --
  522 Fifth Avenue                                Sole Investment Power -- 143,300           8.2%
  New York, NY 10036                              Shared Investment Power -- 0                --

- ---------------
  * Does not exceed one percent of the total outstanding shares of such class.

(1) Based upon Schedule 13G, Amendment No. 16, dated February 13, 1995, filed with the Securities and Exchange Commission (the "SEC"). Mr. Ziegler reports that he shares voting and investment power over 1,264,594 and 876,158 of such shares of the Company's Class A Common Stock and Class B Common Stock, respectively. Mr. Ziegler shares voting and investment power of such shares with First Fidelity Bank ("First Fidelity") as co-trustees of two trusts (the "Ziegler Trusts"). Of such shares, 1,140,294 shares of the Company's Class A Common Stock and 824,521 shares of the Company's Class B Common Stock are owned by GIH Corp. ("GIH"). GIH is wholly owned by Mr. Ziegler, Mrs. Steinkraus and the co-trustees of the Ziegler Trusts and the Steinkraus Trusts.

(2) Based upon Schedule 13D, Amendment Nos. 1 and 3, dated March 2, 1992, filed with the SEC and information received from United States Trust Company of New York ("U.S. Trust"). Mrs. Steinkraus and U.S. Trust report that she shares voting and investment power over 1,254,595 and 876,157 of such shares of the Company's Class A Common Stock and the Company's Class B Common Stock, respectively. Mrs. Steinkraus shares such voting and investment power with U.S. Trust as co-trustees of two trusts (the "Steinkraus Trusts"). Of such shares, 1,140,294 shares of the Company's Class A Common Stock and 824,521 shares of the Company's Class B Common Stock are owned by GIH. GIH is wholly owned by Mr. Ziegler, Mrs. Steinkraus and the co-trustees of the Ziegler Trusts and the Steinkraus Trusts.

(3) Excludes 132.25 shares of the Company's Class A Common Stock owned by Eric
    M. Steinkraus and 695 shares of the Company's Class B Common Stock owned by Philip C. Steinkraus (based upon Schedule 13D, Amendment Nos. 1 and 3, dated March 2, 1992, filed with the SEC by Helen Z. Steinkraus, Eric M. Steinkraus and Philip C. Steinkraus, who stated therein that they are members of a group and have executed a joint filing agreement pursuant to Rule 13d-1(f) under the Securities Exchange Act of 1934).

(4) Based upon Schedule 13G, Amendment No. 16, dated February 11, 1995, filed with the SEC. U.S. Trust reports that it shares voting and investment power with Mrs. Steinkraus as co-trustee of certain trusts. Included in such shares are 1,140,294 shares of the Company's Class A Common Stock and 824,521 shares of the Company's Class B Common Stock owned by GIH.

(5) Based upon Schedule 13G dated April 8, 1994, filed with the SEC.

(6) Based upon Schedule 13G, Amendment No. 16, dated February 24, 1995, filed with the SEC. See also Footnote Nos. 1 and 2 above.

(7) Based upon Schedule 13D, Amendment No. 7, dated September 17, 1993, filed with the SEC.

(8) Based upon Schedule 13D, Amendment No. 1, dated January 10, 1991, filed with the SEC.

                        SECURITY OWNERSHIP OF MANAGEMENT

     The following table sets forth certain information as of February 21, 1995, as to shares of Common Stock beneficially owned by the Company's directors, the Chief Executive Officer of the Company, and each of the four most highly compensated executive officers, other than the Chief Executive Officer, and all officers and directors of the Company as a group. Unless otherwise indicated in the footnotes, each of the following persons has sole voting and investment power with respect to the shares of the Company's Common Stock set forth in the table.

                                                 TITLE OF CLASS         AMOUNT AND NATURE        PERCENT
                     NAME                        OF COMMON STOCK     OF BENEFICIAL OWNERSHIP     OF CLASS
- -----------------------------------------------  ---------------     -----------------------     --------
William Ziegler, III...........................      Class A                1,330,098(1)(2)        15.5%
                                                     Class B                  949,920(1)(3)        54.5%
Charles B. Cook, Jr............................      Class A                    2,336                 *
                                                     Class B                    2,669                 *
Jane E. Downey.................................      Class A                   15,395(2)              *
                                                     Class B                      -0-                --
Paul F. Engler.................................      Class A                    2,500                 *
                                                     Class B                      -0-                --
James E. Harwood...............................      Class A                    1,000                 *
                                                     Class B                      -0-                --
John R. Kennedy................................      Class A                      800                 *
                                                     Class B                      200                 *
Charles A. Koons...............................      Class A                   16,083(2)              *
                                                     Class B                      -0-                --
Leslie C. Liabo................................      Class A                   14,475(2)              *
                                                     Class B                    3,875                 *
Patric J. McLaughlin...........................      Class A                  106,672(2)            1.3%
                                                     Class B                      -0-                --
C. Alan MacDonald..............................      Class A                    1,000                 *
                                                     Class B                      -0-                --
H. Barclay Morley..............................      Class A                    2,500                 *
                                                     Class B                      -0-                --
Edward P. Norris...............................      Class A                   48,042(2)              *
                                                     Class B                      -0-                --
William L. Rudkin..............................      Class A                    1,000(4)              *
                                                     Class B                      -0-                --
Wendell M. Smith...............................      Class A                      -0-                --
                                                     Class B                      100                 *
William C. Steinkraus..........................      Class A                      110(5)              *
                                                     Class B                      -0-(5)             --
Robert M. Stephan..............................      Class A                   20,117(2)              *
                                                     Class B                      -0-                --
Raymond S. Troubh..............................      Class A                    3,000                 *
                                                     Class B                      500                 *
All directors and officers as a group..........      Class A                1,643,851              19.2%
                                                     Class B                  957,264              55.0%

- ---------------
  * Does not exceed one percent of the total outstanding shares of such class.

(1) Based upon Schedule 13G, Amendment No. 16, dated February 13, 1995, filed with the SEC. Mr. Ziegler reports that he shares voting and investment power over 1,264,594 and 876,158 of such shares of the Company's Class A Common Stock and Class B Common Stock, respectively. Mr. Ziegler shares voting and investment power of such shares with First Fidelity as co-trustees of the Ziegler Trusts. Of such shares, 1,140,294 shares of the Company's Class A Common Stock and 824,521 shares of the

    Company's Class B Common Stock are owned by GIH. GIH is wholly owned by Mr. Ziegler, Mrs. Steinkraus and the co-trustees of the Ziegler Trusts and the Steinkraus Trusts.

(2) Includes the following shares of the Company's Class A Common Stock that may be acquired within 60 days pursuant to the exercise of options: Ms. Downey, 14,400 shares; Mr. Koons, 15,300 shares; Mr. Liabo, 8,000 shares; Mr. McLaughlin, 96,000 shares: Mr. Norris, 36,750 shares; Mr. Stephan, 15,000 shares; Mr. Ziegler, 54,948 shares; and all directors and officers as a group, 304,498 shares. Also includes shares of the Company's Class A Common Stock credited under the Company's capital accumulation plan through December 31, 1994 as follows: Ms. Downey, 995.4392 shares, Mr. McLaughlin, 8,666.5407 shares; Mr. Koons, 783.0609 shares; Mr. Norris, 11,167.1858 shares; and Mr. Stephan, 2,116.6837 shares.

(3) Excludes 1,003 shares of the Company's Class B Common Stock owned by Mr. Ziegler's wife. Mr. Ziegler disclaims beneficial ownership of such shares.

(4) Excludes 587 shares of the Company's Class A Common Stock owned by Mr. Rudkin's wife. Mr. Rudkin disclaims beneficial ownership of such shares.

(5) Excludes shares of the Company's Class A and Class B Common Stock owned by Mrs. Steinkraus and disclosed above. Mr. Steinkraus disclaims beneficial ownership of such shares.

                        DIRECTORS AND EXECUTIVE OFFICERS

PURCHASER DESIGNEES

     As of the date of this Information Statement, Purchaser has not determined who will be Purchaser Designees. However, it is expected that Purchaser Designees shall be selected from among the directors and executive officers of Purchaser and its affiliates. Certain information regarding the list of candidates as Purchaser Designees will be provided at a later date when such information becomes available. It is expected that the Purchaser Designees will assume office promptly following the purchase by Purchaser pursuant to the Offer and the Stock Purchase Agreement of such number of shares as represents at least a majority of the outstanding shares of both the Company's Class A Common Stock and Class B Common Stock.

CURRENT AND CONTINUING DIRECTORS

     The following table sets forth the ages (as of February 21, 1995) and other information with respect to the current directors of the Company.

                                                                                        DIRECTOR
                NAME                   AGE            PRINCIPAL OCCUPATION               SINCE
- -------------------------------------  ---   ---------------------------------------    --------
CLASS A DIRECTORS
PAUL F. ENGLER (1)...................  65    President and Chief Executive Officer        1993
                                             of Cactus Feeders, Inc. (farming,
                                             ranching and cattle feeding).

JOHN R. KENNEDY......................  64    President, Chief Executive Officer and       1992
                                             a director of Federal Paper Board
                                             Company, Inc. (paper and wood
                                             products). Also a director of
                                             DeVliegBullard, Inc., First Fidelity
                                             Bancorporation, Magma Copper Company
                                             and Chase Brass Industries, Inc.

WILLIAM L. RUDKIN (1)................  68    Retired Chairman of Pepperidge Farm          1993
                                             Incorporated (consumer food products).

WENDELL M. SMITH.....................  59    Chairman and Chief Executive Officer of      1993
                                             Baldwin Technology Company, Inc.
                                             (manufacturer of printing press
                                             controls and accessories). Also a
                                             director of Bowne & Company.

CLASS B DIRECTORS

CHARLES B. COOK, JR..................  65    Vice Chairman and a director of Janney       1964
                                             Montgomery Scott Inc. (investment
                                             bankers).

JAMES E. HARWOOD.....................  58    President, Sterling Equities, Inc.           1992
                                             (venture capitalists and management
                                             advisors); formerly Corporate Vice
                                             President of Technical Operations of
                                             Schering Plough Corporation. Also a
                                             director of Morgan Keegan & Company and
                                             Leader Financial Corporation Inc.

LESLIE C. LIABO (1)..................  71    Former Vice Chairman of the Board of         1975
                                             the Company (1986-1993)

C. ALAN MACDONALD....................  61    General Partner, The Marketing               1992
                                             Partnership, Inc.; formerly Chairman
                                             and Chief Executive Officer of Lincoln
                                             Snacks Company (1992-1994) and
                                             President and Chief Executive Officer
                                             of Nestle Foods Corporation. Also a
                                             director of Lord Abbett & Company,
                                             Fountainhead Water Company, J.B.
                                             Williams Company, Great American
                                             Restaurants and Lincoln Snacks Company.

PATRIC J. MCLAUGHLIN(1)..............  49    President and Chief Executive Officer        1988
                                             of the Company since July 1, 1993;
                                             formerly President and Chief Operating
                                             Officer of the Company (1992-1993) and
                                             President of its Corn Processing
                                             Division (1984-1992).

                                                                                        DIRECTOR
                NAME                   AGE            PRINCIPAL OCCUPATION               SINCE
- -------------------------------------  ---   ---------------------------------------    --------
H. BARCLAY MORLEY....................  65    Retired Chairman and Chief Executive         1991
                                             Officer of Stauffer Chemical Company.
                                             Also a director of Champion
                                             International Corporation, Schering
                                             Plough Corporation and The Bank of New
                                             York Company.

WILLIAM C. STEINKRAUS (1)(2).........  69    Private investor and Chairman Emeritus       1980
                                             of United States Equestrian Team,
                                             Incorporated, a charitable organization
                                             responsible for providing United States
                                             international equestrian
                                             representation.

RAYMOND S. TROUBH....................  68    Financial consultant. Also a director        1992
                                             of ADT Limited; America West Airlines,
                                             Inc.; Applied Power Incorporated; ARIAD
                                             Pharmaceuticals, Inc.; Becton,
                                             Dickinson and Company; Benson Eyecare
                                             Corporation; Foundation Health
                                             Corporation; General American Investors
                                             Company, Inc.; Manville Corporation;
                                             The Olsten Corporation; Petrie Stores
                                             Corporation; Riverwood International
                                             Corporation; Time Warner Inc.; Triarc
                                             Companies, Inc.; and WHX Corporation.

WILLIAM ZIEGLER, III (1)(2)..........  66    Chairman of the Board of the Company         1958
                                             since 1964; formerly Chief Executive
                                             Officer of the Company (1976-1993).

- ---------------
(1) Member of the Executive Committee.

(2) Mr. Ziegler and Mr. Steinkraus's wife are brother and sister.

AGREEMENTS AFFECTING BOARD MEMBERSHIP

     The Company's Class B Common Stock has the power to elect 70% of the Company's Board of Directors. GIH Corp. owns approximately 13.4% of the Class A Common Stock and approximately 47.3% of the Class B Common Stock. All the shares of GIH Corp. are held directly by, or in various trusts for the benefit of, William Ziegler, III and his sister, Mrs. Helen Steinkraus.

     Control over GIH Corp. is the subject of litigation initiated in New York Surrogate's Court by the children of Mrs. Helen Steinkraus challenging the prior distribution of the controlling share of GIH Corp. common stock to a trust for the benefit of William Ziegler, III. On April 4, 1994, the New York Surrogate's Court issued a decision in favor of Mr. Ziegler, and Mrs. Steinkraus' children have filed an appeal of such decision. The appeal was argued on February 15, 1995.

     Until the final resolution of the litigation described above, Mr. Ziegler, Mrs. Steinkraus and GIH Corp. agreed in March, 1991 that their shares of the Company will be voted for directors nominated by the Company in accordance with the succession resolutions adopted by the Board of Directors in March, 1991. The resolutions provide for Board seats for Mr. Ziegler and Mrs. Steinkraus or their designees and require that the majority of the Board consist of directors who are neither employees of the Company nor members of the Ziegler or Steinkraus families.

     Mr. Ziegler has informed the Board of Directors of the Company that it is his position that the March, 1991 agreement is no longer in effect as a result of the Surrogate's Court decision. The Company believes that the March, 1991 agreement remains in effect. See the Schedule 14D-9 for further information with respect to the dispute over the control of GIH Corp.

CERTAIN INFORMATION REGARDING THE BOARD OF DIRECTORS AND COMMITTEES THEREOF

     The Board of Directors held twelve meetings during 1994. Attendance at Board meetings averaged 96.2% and attendance at Board committee meetings averaged 86.5%. Each incumbent director attended at least 75% of the Board meetings and the meetings of Board committees on which the director served. The principal standing committees of the Board are the Executive Committee, Audit Committee, Compensation Committee and Pension Committee.

     Executive Committee.  The Executive Committee consists of six directors:
William L. Rudkin (Chair), Paul F. Engler, Leslie C. Liabo, Patric J. McLaughlin, William C. Steinkraus and William Ziegler, III. Pursuant to the By-Laws, the Executive Committee has all the powers and authority of the Board of Directors in the management of the business and affairs of the Company, except those powers which, by law, cannot be delegated by the Board of Directors. The Executive Committee also serves as the nominating committee of the Board of Directors. In this capacity it selects potential candidates for director subject to ratification by the Board of Directors. The Executive Committee considers shareholder recommendations for directors. The Executive Committee met seven times in 1994.

     Audit Committee.  The Audit Committee consists of five directors: Wendell
M. Smith (Chair), Paul F. Engler, James E. Harwood, John R. Kennedy and Raymond
S. Troubh. The Audit Committee meets independently with the Company's internal auditing staff, with senior management and with representatives of the Company's independent accountants. The Audit Committee recommends the engagement or discharge of the Company's independent accountants; reviews the scope, fees, and results of the annual audit; reviews the performance of additional services by the Company's independent accountants; monitors compliance with corporate policies; and reviews the effectiveness of the Company's internal control systems. The Audit Committee met four times in 1994.

     Compensation Committee. The Compensation Committee consists of five directors: H. Barclay Morley (Chair), Charles B. Cook, Jr., John R. Kennedy, C. Alan MacDonald and William L. Rudkin. The committee approves the compensation of officers and other senior executives, including salary, incentive bonus, and stock options, in accordance with the Company's stock option and management incentive plans. The Compensation Committee met four times in 1994. (See below for the committee's report on 1994 compensation of executive officers.)

     Pension Committee. The Pension Committee consists of six directors; Charles B. Cook, Jr. (Chair), Paul F. Engler, James E. Harwood, Leslie C. Liabo,
C. Alan MacDonald and William Ziegler, III. The Pension Committee is responsible for supervision of the investment of all assets held by the Company's pension and savings plans. The Pension Committee met three times in 1994.

     Directors who are not employees of the Company or its subsidiaries are paid an annual retainer of $15,000 plus an attendance fee of $1,000 for each Board meeting and each Board committee meeting. Directors are also reimbursed for travel expenses to attend Board and committee meetings. Committee chairs receive additional annual retainers ranging from $5,000 to $12,000. In lieu of the annual director's retainer and Executive Committee attendance fees, Mr. MacDonald received until October 1994 an annual retainer of $120,000 and was granted 20,000 stock appreciation rights for his service as a director and Chairman of the Executive Committee. In lieu of the annual director's retainer and Board meeting attendance fees, Mr. Ziegler receives an annual retainer of $120,000, use of an office and part-time secretarial support and use of a club membership for his service as a director and Chairman of the Board.

     Directors with five years or more of service as a non-employee member of the Board participate in a directors' retirement plan that provides eligible directors, upon retirement, with an annual retirement income equal to 50-100% (depending on the number of years served) of the director's highest twelve monthly consecutive retainers paid during the last 120 months of Board service. For purposes of this calculation, the current annual retainer for the Chairman of the Board is deemed to be $15,000.

CERTAIN LEGAL PROCEEDINGS

     On February 22, 1995, William Ziegler, III, Chairman of the Board of the Company, on behalf of himself and, purportedly, GIH Corp., filed suit in Superior Court, Cumberland County, Maine seeking declaratory and injunctive relief against the Merger Agreement, the Stock Purchase Agreement and the transactions contemplated thereby. The complaint, entitled GIH Corp. and William Ziegler, III v. American-Maize Products Co. et. al., alleges that the approval by the remaining members of the Company's Board of Directors of the Merger Agreement and Stock Purchase Agreement and their authorization of "break-up" fee provisions in the Merger Agreement constituted a breach of their fiduciary duties. The complaint asserts that the proposed issuance of additional shares of Class B Common Stock by the Company pursuant to the Stock Purchase Agreement is ultra vires and requests the court to declare such issuance unlawful and void. The complaint also alleges that the defendant directors' approval of certain termination agreements with senior officers of the Company violated the directors' fiduciary duties. The Company believes all of the claims contained in the complaint are without merit and intends to defend against them vigorously.

     In January 1995, alleged shareholders of the Company filed complaints in Connecticut Superior Court in three purported class actions against the Company and its Board of Directors, entitled Kenneth Steiner and William Steiner v. American Maize-Products Co., et al., Alan Katz v. American Maize-Products Co., et al. and Mitchell Saltzman and Miriam Sarnoff v. American Maize-Products Co., et al. The actions allege that the Company's Board of Directors breached its fiduciary duties to shareholders by not adequately considering Purchaser's initial offer on December 19, 1994 to acquire the Company at a purchase price of $32 per share, by rejecting such offer, by failing to make adequate disclosure of the Offer and by placing personal interests, including an alleged attempt by Mr. Ziegler to retain control of the Company, ahead of the interest of the public shareholders. The complaints seek equitable relief and unspecified damages. The Company believes that the allegations in the complaint are without merit and intends to defend the actions vigorously.

EXECUTIVE OFFICERS

     Set forth below is the age as of February 21, 1995 and certain other information regarding each person, currently serving as an executive officer of the Company.

                     NAME                   AGE                     TITLE
    --------------------------------------  ---     --------------------------------------
    William Ziegler, III(1)...............  66      Chairman of the Board
    Patric J. McLaughlin(1)...............  49      President and Chief Executive Officer
    Robert A. Britton.....................  48      Vice President, Treasurer and
                                                    Assistant Secretary
    Jane E. Downey........................  44      Vice President -- Human Resources
    Thomas H. Fisher......................  48      Director of Taxes
    Edmond G. Herve, Jr...................  45      Controller
    Charles A. Koons......................  51      Vice President -- Corporate
                                                    Development and Planning
    Edward P. Norris......................  54      Vice President and Chief Financial
                                                    Officer
    Robert M. Stephan.....................  52      Vice President, General Counsel and
                                                      Secretary

- ---------------
(1) Member of Board of Directors and its Executive Committee

     Messrs. Britton, Herve, Fisher, Koons and Norris have served in their respective capacities with the Company for more than the past five years.

     Mr. Ziegler retired as Chief Executive Officer effective July 1, 1993 and remains Chairman of the Board of Directors; prior thereto he served as Chairman and Chief Executive Officer since 1976.

     Mr. McLaughlin was elected President and Chief Executive Officer of the Company effective July 1, 1993; prior thereto he served as President and Chief Operating Officer (1992-1993) and President of the Corn Processing Division (1984-1992).

     Ms. Downey was elected Vice President -- Human Resources of the Company effective August 1, 1993; prior thereto she served as Vice President -- Human Resources of the Corn Processing Division (1988-1993).

     Mr. Stephan was elected Vice President and General Counsel of the Company in April, 1992 and Secretary in January, 1995. Prior thereto he served as Vice President, General Counsel and Secretary of Erbamont, N.V. since 1983.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company subleases office space to and shares certain office facilities with GIH Corp., of which Mr. Ziegler is President, for an annual fee of approximately $15,000. Swisher International, Inc., a subsidiary of the Company, has engaged the consulting services of Mr. Harwood in its business and paid Mr. Harwood $30,000 in 1994 for such services. During 1994, the Company and its subsidiaries have had purchase, sale, financial and other transactions in the normal course of business with companies or organizations (including their affiliates) with which some of the Company's directors are associated, including the following: Champion International Corporation, The Bank of New York Company and Janney Montgomery Scott Inc. To the best of the Company's knowledge, none of the above transactions resulted in aggregate payments that were large enough to require disclosure of such transactions by the Company. Management believes that all of the above transactions were on terms that were reasonable and competitive. Additional transactions of this nature may be expected to take place in the ordinary course of business in the future.

     In connection with his relocation from Illinois to Connecticut, Mr. McLaughlin was granted a housing loan by the Company on April 29, 1993 in the amount of $150,000 payable in three equal annual installments commencing April 29, 1994 with interest at the rate of 5.24% per annum. The note is secured by a second mortgage on Mr. McLaughlin's principal residence.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and any persons who are beneficial owners of more than ten percent of any class of the Company's Common Stock, to report their initial ownership of Common Stock and any subsequent changes in that ownership to the SEC and the American Stock Exchange. Based solely on the Company's review of forms submitted to the Company in accordance with the Exchange Act, and the representations of its officers and directors, the Company believes that all of its officers, directors and greater than ten percent beneficial owners complied with all filing requirements applicable to them with respect to transactions during the fiscal year 1994.

                             EXECUTIVE COMPENSATION

     The following table sets forth compensation paid or awarded during the last three fiscal years to the Chief Executive Officer and the four other most highly compensated executive officers of the Company in 1994.

                           SUMMARY COMPENSATION TABLE

                                                                               LONG TERM
                                                                              COMPENSATION
                                                                                 AWARDS
                                            ANNUAL COMPENSATION            ------------------
                                   -------------------------------------       SECURITIES
                                                             OTHER             UNDERLYING        ALL OTHER
         NAME AND                                            ANNUAL             OPTIONS/          COMPEN-
    PRINCIPAL POSITION      YEAR    SALARY     BONUS     COMPENSATION(1)        SARS(2)          SATION(3)
- --------------------------  -----  --------   --------   ---------------   ------------------   ------------
                                     ($)        ($)            ($)                (#)                  ($)

Patric J. McLaughlin......   1994  $420,000   $396,000       $37,854             30,000           $ 34,489
  President and Chief        1993   350,000    272,000        27,120             20,000             28,848
  Executive Officer          1992   254,000    157,000        11,808             10,000             22,204
Edward P. Norris..........   1994   206,000    127,200        39,922             12,000             29,120
  Vice President and Chief   1993   185,850    108,000        36,224              6,000             29,356
  Financial Officer          1992   166,100     98,000        20,211              3,000             29,025
Robert M. Stephan(4)......   1994   177,250    108,000        30,775              7,000             27,120
  Vice President, General    1993   166,750     94,000        28,733              5,000             27,165
  Counsel and Secretary      1992   124,058     70,000        16,328              3,000             23,441
Charles A. Koons..........   1994   148,000     79,500        28,253              5,000             22,920
  Vice President,
     Corporate               1993   140,500     68,000        27,138              3,000             22,620
  Development and
     Planning.............   1992   132,000     63,000        15,520              3,000             22,280
Jane E. Downey(5).........   1994   125,000     69,300        51,474              6,000             45,860
  Vice President,            1993   108,333     60,000        16,963              4,000             23,473
  Human Resources

- ---------------
(1) Amounts in this column represent tax reimbursements on life insurance and company automobiles. The amounts with respect to life insurance are as follows: Mr. McLaughlin $23,126; Mr. Norris $22,540; Mr. Stephan $17,119; Mr. Koons $13,858 and Ms. Downey $33,309.

(2) All amounts in this column represent option grants and all such options were immediately exercisable (see Option Grants in Last Fiscal Year and Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values tables).

(3) Amounts in this column represent the following items as set forth in the table below: (a) Company contributions to the executive's 401(k) plan account (b) universal life insurance premiums paid by the Company on policies owned by the executives.

                                           PATRIC J.    EDWARD P.   ROBERT M.   CHARLES A.   JANE E.
                    1994                   MCLAUGHLIN    NORRIS      STEPHAN      KOONS      DOWNEY
    -------------------------------------  ----------   ---------   ---------   ----------   -------
    401(k) Contribution..................   $  6,120     $ 6,120     $ 6,120     $  5,920    $ 5,000
    Life Insurance Premiums..............     28,369      23,000      21,000       17,000     40,860
                                           ----------   ---------   ---------   ----------   -------
                                            $ 34,489     $29,120     $27,120     $ 22,920    $45,860

(4) Mr. Stephan was elected Secretary of the Company on January 25, 1995 and Vice President and General Counsel of the Company on April 24, 1992. Prior thereto, he served for a one-month period as Vice President and Associate General Counsel of the Company.

(5) Ms. Downey was elected Vice President, Human Resources on August 1, 1993. Prior thereto she served as Vice President -- Human Resources of the Company's Corn Processing Division (1988-1993).

                              STOCK OPTION TABLES

     The following tables provide information with respect to stock options granted to, exercised or held by the named executive officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                            INDIVIDUAL GRANTS
                             -----------------------------------------------     POTENTIAL REALIZABLE VALUE
                             NUMBER OF    % OF TOTAL                               AT ASSUMED ANNUAL RATES
                             SECURITIES    OPTIONS                               OF STOCK PRICE APPRECIATION
                             UNDERLYING   GRANTED TO   EXERCISE                      FOR OPTION TERM(2)
                              OPTIONS     EMPLOYEES     PRICE     EXPIRATION     ---------------------------
           NAME              GRANTED(1)    IN 1994       $/SH        DATE         5%($)             10%($)
- ---------------------------  ----------   ----------   --------   ----------     --------         ----------
Patric J. McLaughlin.......    30,000        17.80%     $20.00      6/29/04      $646,200         $1,384,200
Edward P. Norris...........    12,000         7.12       20.00      6/29/04       258,480            553,680
Robert M. Stephan..........     7,000         4.15       20.00      6/29/04       150,780            322,980
Charles A. Koons...........     5,000         2.97       20.00      6/29/04       107,700            230,700
Jane E. Downey.............     6,000         3.56       20.00      6/29/04       129,240            276,840

- ---------------
(1) All amounts in this column represent option grants and all such options were immediately exercisable.

(2) Potential realizable value is based on the assumed annual growth of the Company's Class A Common Stock for the ten-year option term. Annual growth of 5% results in a stock price of $41.54 per share and 10% results in a price of $66.14 per share. Actual gains, if any, on stock option exercises are dependent on the future performance of the stock. There can be no assurance that the amounts reflected in this table will be achieved.

     The following table details the value on December 31, 1994 of options to purchase Common Stock held by those persons named in the Summary Compensation Table above.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                    SHARES                 UNDERLYING UNEXERCISED             IN-THE-MONEY
                                   ACQUIRED              OPTIONS AT FISCAL YEAR-END        OPTIONS AT YEAR-END
                                      ON       VALUE     ---------------------------   ---------------------------
              NAME                 EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
- ---------------------------------  --------   --------   -----------   -------------   -----------   -------------
Patric J. McLaughlin.............    2,750     $8,415       96,000           0          $  779,156         0
Edward P. Norris.................      750      2,389       36,750           0             285,576         0
Robert M. Stephan................        0          0       15,000           0              96,000         0
Charles A. Koons.................        0          0       15,300           0              85,563         0
Jane E. Downey...................        0          0       14,400           0              91,606         0

                              RETIREMENT BENEFITS

     The approximate annual retirement benefits provided under Company retirement plans for employees in higher salary classifications retiring from the Company at age 62 or later are shown in the table below.

     EARNINGS           10 YEARS     15 YEARS     20 YEARS     25 YEARS     30 OR MORE
   CREDITED FOR            OF           OF           OF           OF         YEARS OF
RETIREMENT BENEFITS     SERVICE      SERVICE      SERVICE      SERVICE       SERVICE
- -------------------     --------     --------     --------     --------     ----------
     $ 100,000          $ 18,568     $ 27,775     $ 36,981     $ 46,188      $ 55,395
       150,000            29,175       43,595       58,014       72,434        86,853
       250,000            50,389       75,234      100,080      124,925       149,770
       350,000            71,603      106,874      142,145      177,416       212,687
       450,000            92,817      138,513      184,210      229,906       275,603
       550,000           114,031      170,153      226,275      282,397       338,520
       650,000           135,245      201,793      268,341      334,888       401,436
       750,000           156,458      233,432      310,405      387,379       464,352
       850,000           177,672      265,071      352,471      439,870       527,269

     The amounts of earnings credited for retirement benefits ("Credited Earnings") are essentially salaries and bonuses as shown in the Summary Compensation Table above. The calculation of each individual's "Credited Earnings" is based on the highest consecutive 60 months during his or her last 120 months of employment.

     The amounts shown in the table are 10 year certain and continuous benefits, converted to straight life annuities. Pay is assumed to remain constant to Normal Retirement Date. The figures shown are not limited by any law or regulation such as Section 415(b) and (e) or Section 401(a)(17) of the Internal Revenue Code of 1986, as amended. The benefits shown reflect the total benefit to be paid under both the 1952 Plan and the Supplemental Plan.

     As of December 31, 1994, the executive officers named in the Summary Compensation Table had the following credited years of service under the retirement plan: Mr. McLaughlin 20.5 years; Mr. Norris 16.8 years, Mr. Stephan
2.8 years, Mr. Koons 18.0 years, and Ms. Downey 6.3 years.

PERFORMANCE MEASUREMENT COMPARISON

     The following Performance Graph compares the Company's cumulative total shareholder return on its Common Stock for a five-year period (1989-1994) with the cumulative total return of the Wilshire 5000 stock index and the Russell 2000 stock index. The graph assumes that $100 was invested on December 31, 1989 in the Company's Class A Common Stock and that $100 was invested at that time in each of the indexes. The comparison assumes that all dividends are reinvested.

     The graph below shall not be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates such performance graph by reference, and shall not otherwise be deemed filed under such Acts.

                               PERFORMANCE GRAPH

      MEASUREMENT PERIOD           AMERICAN
    (FISCAL YEAR COVERED)            MAIZE       WILSHIRE 5000   RUSSELL 2000
1989                                    100.00          100.00          100.00
1990                                    104.61           93.82           80.49
1991                                    118.16          125.91          117.56
1992                                    127.04          137.20          139.21
1993                                     90.41          152.68          165.52
1994                                    152.39          152.58          162.51

     The Company actively operates in two business segments: (i) the corn wet milling business, in which it manufactures and markets corn syrup, high fructose corn syrup, corn starch and other corn derivatives, principally for use in manufacturing processes in a variety of industries and (ii) the manufacture and sale of consumer tobacco products through which the Company manufactures and markets cigars and various smokeless tobacco products.

     The Company does not believe there is either a published industry or line-of-business mix or a group of companies whose overall business is sufficiently similar to the Company's business to allow a meaningful benchmark against which the Company can be compared. Competitors in each of the Company's two business segments either operate in other, completely unrelated, businesses or have a significantly different product index, effectively making overall competitive comparisons from public information misleading. For these reasons, the Company has elected to use a published index of companies of similar market capitalization -- the Russell 2000 -- rather than a peer group, in addition to the Wilshire 5000 broad equity market index. The Russell 2000 index has a median market capitalization of approximately $130,000,000.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Overview

     The Compensation Committee of the Board of Directors (the "Committee") has the responsibility for the design, implementation and administration of the Company's executive compensation program. The Committee is comprised entirely of outside independent directors.

     The objective of the Company's executive compensation program is to attract and retain the management talent necessary to maximize long-term profitability and shareholder value. The program is designed to accomplish this objective through plans that (i) motivate senior managers, and align their interests with those of the Company's shareholders, by tying incentive compensation to Company profitability and individual performance and (ii) provide a base level of compensation that is competitive with other industrial companies in similar businesses as well as a cross section of general industry.

     Elements of Compensation

     The three principal components of the Company's executive compensation program are salary, annual incentives and stock options, each of which is discussed in detail below.

     1. Salary

     Of the three elements of executive compensation, salary is the least affected by Company performance; although it is very much dependent on individual performance. Salary is intended to provide a base level of compensation that is competitive at the market median with companies of similar type, particularly those in the food and kindred products industry group and capital intensive process industries. The Committee reviews and approves salary levels and increases for each employee of the Company and its subsidiaries whose base salary exceeds $100,000.

     Following a procedure used for all salaried employees of the Company, each of the executive officers is assigned a salary range for his or her particular job. The range is set at 80% to 120% of the median market value of the position. The median market value is established by an evaluation of the degree of accountability, expertise and problem solving required in each position and the results of salary surveys conducted by major compensation consultants and associations. The salary ranges are reviewed annually using current survey data to determine the amount of adjustment, if any.

     Individual salaries are reviewed every 9 to 18 months. The timing and amount of any increase to salaried employees, including executive officers, are both dependent upon (i) the performance of the individual and, to a lesser extent (ii) the relationship of his or her actual salary to the midpoint of the salary range.

     Executive officer salaries are recommended by the Chief Executive Officer and reviewed and approved by the Committee. The Chief Executive Officer's recommendations on the amount of increase are based on his subjective evaluation of each individual's performance in his or her respective functional area. During 1994 the Committee concurred with and approved all salary recommendations made by the Chief Executive Officer.

     In determining Mr. McLaughlin's salary increase on July 1, 1994, the Committee considered an executive compensation study prepared by an outside compensation consultant. The Committee rated Mr. McLaughlin's performance based on its evaluation of his contribution to the successful operations of the Company during the preceding year. Mr. McLaughlin's base salary is subject to the terms of his employment agreement. See "Employment Agreements".

     2. Annual Incentives

     The executive officers of the Company all participate in a Management Incentive Plan under which annual cash bonuses are paid, based on the achievement of specific financial and/or operational targets and each participant's individual performance. The current plan was established in 1994 with the assistance of an outside compensation consultant.

     For each business unit, bonuses are based on the achievement of financial performance targets and individual performance goals. The financial objectives are developed by the Committee during the first quarter of the year.

     Each participant in the plan has a target bonus opportunity that is expressed as a percentage of his or her base salary. The target bonus opportunity ranges from 20% to 60% and is based on the potential of the position to have a positive impact on the performance of the Company.

     Seventy percent of the target bonus opportunity is tied directly to the financial performance of the participant's business unit. The remaining thirty percent of the target bonus opportunity is made available if certain thresholds related to financial performance are met, and is awarded on a discretionary basis that recognizes individual contributions.

     Performance above goal increases actual bonus awards, up to a maximum of 150% of the target bonus. Performance below goal decreases actual bonus awards, and they are reduced to zero in the event the financial results are sufficiently below target.

     The discretionary portion of each participant's bonus is based on his or her individual performance during the year. Individual performance ratings are recommended to the Committee by management. The Committee sets Mr. McLaughlin's performance rating based on its evaluation of the overall Company performance during the year and its evaluation of his performance in relation to the specific objectives which were set for him for the award year.

     The Committee awarded Mr. McLaughlin a bonus of 150% of his target bonus opportunity, based on the excellent performance of the Company in 1994.

     3. Stock Options

     Stock options are designed to provide long-term incentives and rewards tied to increases in the price of the Company's common stock. The Committee believes that stock options, which provide value to the participants only when the Company's shareholders benefit from stock price appreciation, are an integral component of the Company's executive compensation program.

     Approximately 70 key employees, including the executive officers, participate in shareholder-approved stock option plans. Stock options are issued at an exercise price equal to 100% of the fair market value of the Company's common stock on the date of grant. Options granted under the plans have terms of up to ten years and may expire earlier in the event of termination of employment.

     In determining the 1994 stock option recipients and the overall number of options granted, the Committee reviewed the details of the last two stock option grants. The factors considered in awarding the specific number of options to each participant included the individual's total compensation, organizational level, and his or her potential for contributing to the successful operations of the Company. The options granted were all incentive stock options except where the limits of the plan and IRS regulations required the granting of non-qualified options.

     The Committee awarded Mr. McLaughlin 30,000 options in 1994 to recognize his direct involvement in enhancing the operations of the Company.

     Compliance with Internal Revenue Code Sections 162(m). Section 162(m) of the Code, effective in 1994, generally disallows a tax deduction to public companies for compensation over $1 million paid to the corporation's Chief Executive Officer and four other most highly compensated executive officers. Qualifying performance-based compensation will not be subject to the deduction limit if certain requirements are met. Absent extraordinary circumstances, the Company's current compensation programs are not likely to trigger the $1 million limit on deductibility. Future grants of stock options, stock appreciation rights and restricted stock under the 1994 Stock Plan would not be subject to the deduction limit. The Company will consider whether new compensation programs should be structured in a manner that would be exempt from the deduction limit at the time such programs are designed.

                                          Compensation Committee

                                          H. Barclay Morley, Chair
                                          Charles B. Cook, Jr.
                                          John R. Kennedy
                                          C. Alan MacDonald
                                          William L. Rudkin

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     None of the members of the Compensation Committee are current or former employees of the Company or its affiliates.

EMPLOYMENT AGREEMENTS

     The Company entered into an employment agreement with Patric J. McLaughlin as President and Chief Executive Officer (the "Agreement") commencing July 1, 1993 and terminating June 30, 1996, subject to automatic one-year extensions on each anniversary date until July 1, 2000. The Agreement provides for a base salary of $400,000 per annum, subject to annual reviews by the Compensation Committee, plus an annual incentive bonus under the Company's management incentive plan with a bonus "target" rate at 50% of base salary. Under the Agreement, in the event Mr. McLaughlin's employment is terminated without "cause," he shall be entitled to severance benefits until the Agreement's termination date, including (i) salary, (ii) target bonus payments and (iii) continued participation in welfare benefit plans, retirement plans and the Company's 401(k) Plan. In such case, stock options awarded prior to his termination without "cause" shall remain exercisable until the earlier of their expiration date or the third anniversary of the termination of his employment. In the event of termination of employment for "cause" or due to death or disability, the Company shall not be obligated to make any severance payments to Mr. McLaughlin. The Agreement provides that the Company will pay an amount necessary to reimburse Mr. McLaughlin, on an after tax basis, for any excise tax due under Section 4999 of the Code as a result of any payment under the Agreement being treated as a "parachute payment" under Section 280G of the Code. The Agreement contains provisions relating to nondisclosure of confidential information by Mr. McLaughlin and nonsolicitation of Company employees for a period of two years after his termination. The Agreement is not assignable by either party, but is binding upon successors of the Company.

     The Company entered into employment agreements with Jane E. Downey, Charles
A. Koons, Edward P. Norris, Robert M. Stephan and three other executive officers of the Company (the "Agreements") commencing as of January 2, 1995 and terminating December 31, 1997 subject to automatic one-year extensions as of December 31, 1995 and each December 31st thereafter, unless timely notice is given that the term shall not be extended. The Agreements provide that each of the executive officers will serve the Company in the offices listed (with respect to named executive officers) in the Summary Compensation Table and set forth in the Agreements at specified annual base salary rates. The base salaries are subject to annual reviews by the Compensation Committee, plus annual incentive bonuses under the Company's management incentive plan at the bonus "target" rate specified in each Agreement. The Agreements include provisions that are effective in the event the employment of the executive officer is terminated by the Company without "cause" or by the executive officer for "good reason" (each as defined in the Agreements). In such cases, the executive officer is entitled to severance benefits for the remainder of the agreement term, including (i) salary, (ii) target bonus payments and (iii) continued participation in welfare benefit plans, retirement plans and the Company's 401(k) Plan. In such case, stock options awarded prior to the executive officer's termination without "cause" shall become fully vested and shall remain exercisable until the earlier of their expiration date or the third anniversary of the termination of his or her employment. Pursuant to the terms of the Agreements, the Company will pay each executive officer an amount necessary to reimburse him or her, on an after tax basis, for any excise tax due under
Section 4999 of the Code as a result of any payment under the Agreements being treated as a "parachute payment" under Section 280G of the Code. The Agreements contain a provision relating to nondisclosure of confidential information by the executive officers. The Agreements are not assignable by either party, but are binding upon successors of the Company.

February 28, 1995                                American Maize-Products Company

                               INDEX TO EXHIBITS

                                                                                       SEQUENTIALLY
  EXHIBIT                                                                                NUMBERED
  NUMBER                                      EXHIBIT                                      PAGE
  ------       ----------------------------------------------------------------------  ------------
  (1)      --  Agreement and Plan of Merger, dated as of February 22, 1995, among the
               Company, Purchaser and Merger Sub.....................................
  (2)      --  Stock Purchase Agreement, dated February 22, 1995, by and between the
               Company, Purchaser and Merger Sub.....................................
  (3)      --  Confidentiality Agreement, dated January 30, 1995, between the Company and Purchaser.........................................................
  (4)      --  Employment Agreement dated January 2, 1995 by and between the Company and Robert M. Stephan.................................................
  (5)      --  Employment Agreement dated January 2, 1995 by and between the Company and Edward P. Norris..................................................
  (6)      --  Employment Agreement dated January 2, 1995 by and between the Company and Timothy Mann......................................................
  (7)      --  Employment Agreement dated January 2, 1995 by and between the Company and Charles A. Koons..................................................
  (8)      --  Employment Agreement dated January 2, 1995 by and between the Company and Michael J. Gorbitz................................................
  (9)      --  Employment Agreement dated January 2, 1995 by and between the Company and Jane E. Downey.
  (10)     --  Employment Agreement dated January 2, 1995 by and between the Company and Frederick M. Ash..................................................
  (11)     --  Employment Agreement, dated July 1, 1993 by and between the Company and Patric J. McLaughlin, and First Amendment to Employment Agreement,
               dated January 2, 1995.................................................
  (12)     --  Letter to shareholders of the Company dated February 28, 1995.*.......
  (13)     --  Opinion of CS First Boston Corporation dated February 22, 1995.*......
  (14)     --  Press release issued by the Company on February 22, 1995..............

- ---------------
* Included in copies mailed to stockholders.